       As Filed with the Securities and Exchange Commission on May 3, 2001
                                                     Registration No. 333- 52570

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          Pre-effective Amendment No. 1
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                     PEOPLES BENEFIT VARIABLE LIFE ACCOUNT A
                              (Exact name of trust)

                     PEOPLES BENEFIT LIFE INSURANCE COMPANY
                               (Name of depositor)

                              4333 Edgewood Road NE
                            Cedar Rapids, Iowa 52499
          (Complete address of depositor's principal executive offices)

        (Name and complete address
         of agent for service)                                   Copy to:

John D. Cleavenger, Esq.                                  Stephen E. Roth, Esq.
Peoples Benefit Life Insurance Company                    Sutherland Asbill & Brennan LLP
4333 Edgewood Road NE                                     1275 Pennsylvania Avenue, N.W.
Cedar Rapids, Iowa 52499                                  Washington, DC  20004-2415



                  Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement



    Securities Being Offered: Flexible Premium Variable Life Insurance Policy




         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I

              ====================================================


                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    Issued by

                     PEOPLES BENEFIT VARIABLE LIFE ACCOUNT A
                     PEOPLES BENEFIT LIFE INSURANCE COMPANY

                              4333 EDGEWOOD ROAD NE
                            CEDAR RAPIDS, IOWA 52499
                                 (319) 398-8511
              ====================================================

PROSPECTUS


May 31, 2001


Peoples Benefit Life Insurance Company (the "Company") is offering the flexible premium variable life insurance policy ("Policy") described in this prospectus. Certain Policy provisions may vary based on the state where the Company issues the Policy. The Policy is designed as a long-term investment that attempts to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own.

You can allocate your Policy's values to:

    - Peoples Benefit Variable Life Account A (the "Separate Account"), which invests in the portfolios listed on this page; or

    -   a Fixed Account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

PLEASE NOTE THAT THE POLICIES AND THE PORTFOLIOS:

    -   ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS;
    -   ARE NOT FEDERALLY INSURED;
    -   ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY; AND
    -   ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED.

The following portfolios are available:

JANUS ASPEN SERIES
    Janus Aspen Growth Portfolio (Service Shares)
    Janus Aspen Worldwide Growth Portfolio (Service Shares)
    Janus Aspen Balanced Portfolio (Service Shares)
    Janus Aspen Capital Appreciation Portfolio (Service Shares)
    Janus Aspen Aggressive Growth Portfolio (Service Shares)

AIM VARIABLE INSURANCE FUNDS
    AIM V.I. Capital Appreciation Fund
    AIM V.I. Government Securities Fund
    AIM V.I. Growth Fund
    AIM V.I. International Equity Fund
    AIM V.I. Value Fund

OPPENHEIMER VARIABLE ACCOUNT FUNDS
    Oppenheimer Main Street Growth & Income Fund/VA
    Oppenheimer Multiple Strategies Fund/VA
    Oppenheimer Bond Fund/VA
    Oppenheimer Strategic Bond Fund/VA
    Oppenheimer High Income Fund/VA

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
    Fidelity VIP II Index 500 Portfolio (Service Class 2)
    Fidelity VIP Money Market Portfolio (Service Class 2)
    Fidelity VIP Growth Portfolio (Service Class 2)
    Fidelity VIP II Contrafund(R) Portfolio (Service Class 2)
    Fidelity VIP III Growth & Income Portfolio (Service Class 2)

================================================================================
   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS
     POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

  TABLE OF CONTENTS
  =============================================================================================

  GLOSSARY..................................................................................1
  POLICY SUMMARY............................................................................3
  RISK SUMMARY..............................................................................8
  THE COMPANY AND THE FIXED ACCOUNT........................................................10
      PEOPLES BENEFIT LIFE INSURANCE COMPANY...............................................10
      THE FIXED ACCOUNT....................................................................10
  THE SEPARATE ACCOUNT AND THE PORTFOLIOS..................................................10
      THE SEPARATE ACCOUNT.................................................................10
      THE PORTFOLIOS.......................................................................12
      VOTING PORTFOLIO SHARES..............................................................14
  THE POLICY...............................................................................15
      PURCHASING A POLICY..................................................................15
      WHEN INSURANCE COVERAGE TAKES EFFECT.................................................15
      CANCELING A POLICY (FREE-LOOK RIGHT).................................................16
      OWNERSHIP RIGHTS.....................................................................17
          SELECTING AND CHANGING THE BENEFICIARY...........................................17
          CHANGING THE OWNER...............................................................17
          ASSIGNING THE POLICY.............................................................17
  PREMIUMS.................................................................................18
      PREMIUM FLEXIBILITY..................................................................18
      ALLOCATING PREMIUMS..................................................................19
  POLICY VALUES............................................................................20
      POLICY VALUE.........................................................................20
      CASH SURRENDER VALUE.................................................................20
      SUBACCOUNT VALUE.....................................................................20
      UNIT VALUE...........................................................................21
      FIXED ACCOUNT VALUE..................................................................21
  CHARGES AND DEDUCTIONS...................................................................21
      EXPENSE CHARGE.......................................................................22
      MONTHLY DEDUCTION....................................................................22
          COST OF INSURANCE................................................................22
          MONTHLY ADMINISTRATIVE CHARGE....................................................23
          CHARGES FOR RIDERS...............................................................23
          CHARGES FOR A SUBSTANDARD PREMIUM CLASS RATING...................................23
      MORTALITY AND EXPENSE RISK CHARGE....................................................23
      SURRENDER AND WITHDRAWAL CHARGES.....................................................24
      TRANSFER CHARGE......................................................................25
      PORTFOLIO EXPENSES...................................................................25
  DEATH BENEFIT............................................................................25
      DEATH BENEFIT PROCEEDS...............................................................25
      DEATH BENEFIT OPTIONS................................................................26
      CHANGING DEATH BENEFIT OPTIONS.......................................................27
      EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT..........................................27
      CHANGING THE SPECIFIED AMOUNT........................................................28
  =============================================================================================

  =============================================================================================
      PAYMENT OPTIONS......................................................................29
  SURRENDERS AND PARTIAL WITHDRAWALS.......................................................29
      SURRENDERS...........................................................................29
      WITHDRAWALS..........................................................................30
  TRANSFERS................................................................................30
      EXCHANGE PRIVILEGE...................................................................32
      DOLLAR COST AVERAGING................................................................32
      ASSET REBALANCING PROGRAM............................................................32
  LOANS....................................................................................33
      LOAN CONDITIONS......................................................................33
      EFFECT OF POLICY LOANS...............................................................34
  POLICY LAPSE AND REINSTATEMENT...........................................................35
      LAPSE................................................................................35
      REINSTATEMENT........................................................................35
  FEDERAL TAX CONSIDERATIONS...............................................................36
  OTHER POLICY INFORMATION.................................................................39
      OUR RIGHT TO CONTEST THE POLICY......................................................39
      SUICIDE EXCLUSION....................................................................39
      MISSTATEMENT OF AGE OR SEX...........................................................39
      MODIFYING THE POLICY.................................................................39
      PAYMENTS WE MAKE.....................................................................40
      REPORTS TO OWNERS....................................................................40
      RECORDS..............................................................................41
      POLICY TERMINATION...................................................................41
      SUPPLEMENTAL BENEFITS AND RIDERS.....................................................41
  PERFORMANCE DATA.........................................................................42
  ADDITIONAL INFORMATION...................................................................50
      SALE OF THE POLICIES.................................................................50
      LEGAL MATTERS........................................................................50
      LEGAL PROCEEDINGS....................................................................50
      FINANCIAL STATEMENTS.................................................................50
      ADDITIONAL INFORMATION ABOUT THE COMPANY.............................................51
      PEOPLES BENEFIT'S EXECUTIVE OFFICERS AND DIRECTORS...................................51
  ILLUSTRATIONS............................................................................53
  =============================================================================================

GLOSSARY
================================================================================

AGE
The Insured's age on the Insured's last birthday.

BENEFICIARY
The person(s) you select to receive the death benefit proceeds under this Policy.

CASH SURRENDER VALUE
The amount we pay when you surrender your Policy. It is equal to: (1) the Policy Value as of the date of surrender; MINUS (2) any surrender charge; MINUS (3) any Indebtedness.

COMPANY (WE, US, OUR, PEOPLES BENEFIT, HOME OFFICE)
Peoples Benefit Life Insurance Company, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, telephone: 319-398-8511.

CUMULATIVE MINIMUM MONTHLY PREMIUM
The sum of all Minimum Monthly Premiums beginning on the Policy Date.

DEATH BENEFIT PROCEEDS
The amount we pay to the beneficiary when we receive due proof of the Insured's death. We deduct any Indebtedness or unpaid Monthly Deductions before making any payment.

FIXED ACCOUNT
Part of our general account. Amounts allocated to the Fixed Account earn at least 3% annual interest (4% for Policies issued in Florida).

FREE LOOK PERIOD
The period shown on your Policy's cover page during which you may examine and return the Policy and receive a refund. The length of the free look period varies by state.

GRACE PERIOD
A 61-day period after which a Policy will lapse if you do not make a sufficient payment.

INDEBTEDNESS
The total amount of all outstanding Policy loans, including both principal and interest due.

INSURED
The person whose life is Insured by this Policy.

INVESTMENT START DATE
The Investment Start Date is when we allocate amounts in the Premium Suspense Account to the Subaccounts and the Fixed Account in accordance with your allocation instructions.The Investment Start Date is the latest of: (a) the date of the application; (b) the date all required medical examinations or diagnostic tests are completed; (c) the date of issue requested in the application unless underwriting is not yet completed; (d) the date of underwriting approval; (e) the date we receive the first premium at our Home Office; and (f) the date all other requirements are met.

LAPSE
A Policy that terminates without value after a grace period. You may reinstate a lapsed Policy.

MATURITY DATE
The first Policy anniversary after the Insured's 100th birthday. You may elect to continue the Policy beyond Insured's age 100 under the extended Maturity Date option.

MINIMUM MONTHLY PREMIUM
This is the amount necessary to guarantee coverage for a No-Lapse Period. It is shown on your Policy's specification page.

MONTHLY DATE
This is the same day as the Policy Date in each successive month. If there is no day in a calendar month that coincides with the Policy Date, or if that day falls on a day that is not a Valuation Date, then the Monthly Date is the next Valuation Date. On each Monthly Date, we determine Policy charges and deduct them from the Policy Value.

MONTHLY DEDUCTION
This is the monthly amount we deduct from the Policy Value. The Monthly Deduction includes the cost of insurance charge, the administrative charge, a charge for any riders, and any charges for a substandard premium class rating.

NO-LAPSE PERIOD
A period you choose on the Policy application (5 Policy Years, 20 Policy Years, 30 Policy Years, or to Insured's age 100) during which the Policy will not enter a grace period if on a Monthly Date the sum of premiums paid, less any withdrawals and Indebtedness, equals or exceeds the Cumulative Minimum Monthly Premium.

OWNER (YOU, YOUR)
The person entitled to exercise all rights as Owner under the Policy.

POLICY DATE
The Policy Date is shown on the Policy's specifications page, and we use it to measure Policy months, years and anniversaries. We begin to deduct the Monthly Deductions on the Policy Date. Coverage is effective as of the Policy Date once all requirements have been met.

POLICY VALUE
The sum of your Policy's value in the Subaccounts and the Fixed Account (including amounts held in the Fixed Account to secure any loans).

PREMIUMS
All payments you make under the Policy other than repayments of Indebtedness.

PREMIUM SUSPENSE ACCOUNT
A temporary holding account where we place all premiums we receive prior to the Investment Start Date. The Premium Suspense Account does not credit any interest or investment return.

SEPARATE ACCOUNT
Peoples Benefit Variable Life Account A. It is a separate investment account that is divided into Subaccounts, each of which invests in a corresponding portfolio.

SEPARATE ACCOUNT VALUE
The total value of your Policy allocated to the Subaccounts of the Separate Account.

SPECIFIED AMOUNT
The dollar amount of insurance selected by the Owner. The Specified Amount may be increased or decreased after issue. The Specified Amount is a factor in determining the Policy's death benefit and surrender charge.

SUBACCOUNT
A subdivision of Peoples Benefit Variable Life Account A. We invest each Subaccount's assets exclusively in shares of one investment portfolio.

SURRENDER
To cancel the Policy by signed request from the Owner.

VALUATION DATE
Each day that both the New York Stock Exchange and the Company are open for business, except for any days when a Subaccount's corresponding investment portfolio does not value its shares. As of the date of this prospectus: the Company is open whenever the New York Stock Exchange is open; and there is no day when both the New York Stock Exchange and the Company are open for business but an investment portfolio does not value its shares.

VALUATION PERIOD
The period beginning at the close of business of the New York Stock Exchange on one Valuation Date and continuing to the close of business on the next Valuation Date.

WRITTEN NOTICE
The Written Notice you must sign and send us to request or exercise your rights as Owner under the Policy. To be complete, each Written Notice must: (1) be in a form we accept, (2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified, and (3) be received at our Home Office.

YOU (YOUR, OWNER)
The person entitled to exercise all rights as Owner under the Policy.

POLICY SUMMARY
================================================================================

This summary describes the Policy's important features and corresponds to prospectus sections that discuss the topics in more detail. The Glossary defines certain words and phrases used in this prospectus.

                                    PREMIUMS

- You can select a premium payment plan (monthly, quarterly, semi-annually, or annually) but you are not required to pay premiums according to the plan. The initial premium is due on or before the Policy Date. Thereafter, you may make subsequent premium payments, in any frequency or amount, at any time before the Maturity Date. We will not accept any premiums after the Maturity Date.

-    In your application, you must select one of the No-Lapse Periods we offer:
     5 Policy Years; 20 Policy Years; 30 Policy Years; or to Insured's age 100. We will establish a Minimum Monthly Premium amount for your Policy based on the Insured's age, sex, premium class, Specified Amount, riders, death benefit option and the selected No-Lapse Period. The Minimum Monthly Premium under your Policy is the amount necessary to guarantee insurance coverage for the No-Lapse Period you select. Longer No-Lapse Periods require higher Minimum Monthly Premiums.

- We will notify you if your Policy enters a 61-day grace period. Your Policy will lapse if you do not make a sufficient payment before the end of the grace period.

     If your Policy is in the No-Lapse Period you have selected, then the Policy will enter a 61-day grace period only if on a Monthly Date the Cash Surrender Value is not enough to pay the next Monthly Deduction due, AND the sum of premiums paid minus withdrawals and Indebtedness is less than the Cumulative Minimum Monthly Premium.

     If your Policy is not in the No-Lapse Period you have selected, then your Policy will enter a 61-day grace period only if the Cash Surrender Value on any Monthly Date is not enough to pay the next Monthly Deduction due.

- When you receive your Policy, the 10-day FREE LOOK PERIOD begins (the free look period may be longer in some states). You may return the Policy during the free look period and receive a refund of all payments you made (less any withdrawals and Indebtedness).

- We multiply each premium you pay by the expense charge, deduct that charge, and credit the resulting amount (the net premium) to the Policy Value.


                               INVESTMENT OPTIONS

FIXED ACCOUNT:

- You may place money in the Fixed Account where it earns at least 3% annual interest (4% for Policies issued in Florida). We may declare higher rates of interest, but are not obligated to do so.

SEPARATE ACCOUNT:

- You may direct the money in your Policy to any of the Subaccounts of the Separate Account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

- Each Subaccount invests exclusively in one of the following investment portfolios:



  -  JANUS ASPEN SERIES
       Janus Aspen Growth Portfolio (Service Shares)
       Janus Aspen Worldwide Growth Portfolio (Service Shares)
       Janus Aspen Balanced Portfolio (Service Shares)
       Janus Aspen Capital Appreciation Portfolio (Service Shares) Janus Aspen Aggressive Growth Portfolio (Service Shares)

  -  AIM VARIABLE INSURANCE FUNDS
       AIM V.I. Capital Appreciation Fund
       AIM V.I. Government Securities Fund
       AIM V.I. Growth Fund
       AIM V.I. International Equity Fund
       AIM V.I. Value Fund

  -  OPPENHEIMER VARIABLE ACCOUNT FUNDS
       Oppenheimer Main Street Growth & Income Fund/VA
       Oppenheimer Multiple Strategies Fund/VA
       Oppenheimer Bond Fund/VA
       Oppenheimer Strategic Bond Fund/VA
       Oppenheimer High Income Fund/VA

  -  FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
       Fidelity VIP II Index 500 Portfolio (Service Class 2)
       Fidelity VIP Money Market Portfolio (Service Class 2)
       Fidelity VIP Growth Portfolio (Service Class 2)
       Fidelity VIP II Contrafund(R) Portfolio (Service Class 2)
       Fidelity VIP III Growth & Income Portfolio (Service Class 2)

See "The Company and the Fixed Account," and "The Separate Account and the Portfolios."


                                  POLICY VALUE

- Policy Value is the sum of your amounts in the Subaccounts and the Fixed Account. Policy Value is the starting point for calculating important values under the Policy, such as the Cash Surrender Value and the death benefit.

- Policy Value varies from day to day, depending on the investment experience of the Subaccounts you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM POLICY VALUE.

- Prior to the Investment Start Date, we allocate the net premiums to the Premium Suspense Account. On the first Valuation Date on or following the Investment Start Date, we will transfer the amounts in the Premium Suspense Account to the Subaccounts and the Fixed Account according to your allocation percentages.

                             CHARGES AND DEDUCTIONS

- EXPENSE CHARGE: We multiply each premium by an expense charge, deduct that charge, and credit the remaining amount (the net premium) to your Policy Value according to your allocation instructions. The expense charge varies by Policy Year as follows:

      Premiums paid DURING the first 10 Policy Years: expense charge = 5% Premiums paid AFTER the first 10 Policy Years: expense charge = currently 2.5% (maximum 5%).

- MONTHLY DEDUCTION. On the Policy Date and on each Monthly Date thereafter, we deduct:

               -      a cost of insurance charge for the Policy
               -      a $10 monthly administrative charge
               -      charges for any riders
               -      any charges for a substandard premium class rating

    SURRENDER AND WITHDRAWAL CHARGES:


    - Surrender: During the first 19 Policy Years, we deduct a surrender charge that varies based on your age, sex, premium class, and initial Specified Amount. The highest surrender charge on any Policy occurs in the first Policy Year or the first year following an increase in the Specified Amount. The maximum surrender charge for any Insured is $58 per 1,000 of Specified Amount. A separate surrender charge applies for 19 years after any Specified Amount increase. See "Charges and Deductions -- Surrender and Withdrawal Charges" for a table showing surrender charges for sample Insureds and premium classes.


    - Withdrawals: For each withdrawal, we deduct (from the remaining Policy Value) a fee equal to the lesser of $25 or 2% of the amount withdrawn.

- MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge equal to 0.75% (at an annual rate) of the average net assets of the Separate Account.

- TRANSFER CHARGE: We assess a $25 fee for the 13th and each additional transfer among the Subaccounts or the Fixed Account in a Policy Year.


- PORTFOLIO EXPENSES: The portfolios deduct investment advisory fees and other expenses from the amounts the Subaccounts invest in the portfolios. These fees and expenses (shown in the following table) vary by portfolio and currently range from 0.73% to 1.02% per year of the average portfolio assets.



- See "Additional Information - Sale of the Policies" for information concerning compensation paid for the sale of Policies.

The following table shows the fees and expenses charged by the portfolios. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 2000. Expenses of the portfolios may be higher or lower in the future. Please refer to the portfolios' prospectuses for more information on the management fees.

ANNUAL PORTFOLIO OPERATING EXPENSES (As a percentage of average portfolio assets before fee waivers and expense reimbursements)



                                                                        RULE 12b-1
                                                                        ----------
                                                           MANAGEMENT   DISTRIBUTION  OTHER       TOTAL
PORTFOLIO/FUND NAME                                           FEES         FEES     EXPENSES      EXPENSES
-------------------                                           ----         ----     --------      --------
Janus Aspen Growth Portfolio (Service Shares) (1)             0.65%        0.25%      0.02%       0.92%
Janus Aspen Worldwide Growth Portfolio (Service Shares)
(1)                                                           0.65%        0.25%      0.05%       0.95%
Janus Aspen Balanced Portfolio (Service Shares) (1)           0.65%        0.25%      0.02%       0.92%
Janus Aspen Capital Appreciation Portfolio (Service
Shares) (1)                                                   0.65%        0.25%      0.02%       0.92%
Janus Aspen Aggressive Growth Portfolio (Service Shares)
(1)                                                           0.65%        0.25%      0.02%       0.92%
AIM V.I. Capital Appreciation Fund                            0.61%        0.00%      0.21%       0.82%
AIM V.I. Government Securities Fund                           0.50%        0.00%      0.47%       0.97%
AIM V.I. Growth Fund                                          0.61%        0.00%      0.22%       0.83%
AIM V.I. International Equity Fund                            0.73%        0.00%      0.29%       1.02%
AIM V.I. Value Fund                                           0.61%        0.00%      0.23%       0.84%
Oppenheimer Main Street Growth & Income Fund/VA               0.70%        0.00%      0.03%       0.73%
Oppenheimer Multiple Strategies Fund/VA                       0.72%        0.00%      0.04%       0.76%
Oppenheimer Bond Fund/VA                                      0.72%        0.00%      0.04%       0.76%
Oppenheimer Strategic Bond Fund/VA                            0.74%        0.00%      0.05%       0.79%
Oppenheimer High Income Fund/VA                               0.74%        0.00%      0.05%       0.79%
Fidelity VIP II Index 500 Portfolio (Service Class 2) (2)     0.24%        0.25%      0.27%       0.76%
Fidelity VIP Money Market Portfolio (Service Class 2) (3)     0.27%        0.25%      0.46%       0.98%
Fidelity VIP Growth Portfolio (Service Class 2) (4)           0.57%        0.25%      0.09%       0.91%
Fidelity VIP II Contrafund(R) Portfolio (Service Class
2) (4)                                                        0.57%        0.25%      0.10%       0.92%
Fidelity VIP III Growth & Income Portfolio (Service
Class 2) (4)                                                  0.48%        0.25%      0.12%       0.85%

                                                                        AVERAGE                   0.87%
                                                                        -------

                                                                        RANGE         0.73%   TO  1.02%
                                                                        -----                 --



(1) Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for Growth, Worldwide Growth, Balanced, Capital Appreciation and Aggressive Growth Portfolios. All expenses are shown without the effect of any expense offset arrangement.



(2) The Investment Adviser has voluntarily agreed to reimburse the portfolio if the expenses exceed a certain level, including this reimbursement, the total expenses were 0.53%. This arrangement may be discontinued at any time.



(3) The annual class operating expenses provided are based on historical expenses, adjusted to reflect the current management fee structure. The Investment Adviser has voluntarily agreed to reimburse the portfolio if the expenses exceed a certain level. Including this reimbursement, the total expenses were 0.60%. This arrangement may be discontinued at any time.



(4) The actual annual portfolio expenses were lower because a portion of the brokerage commissions that the portfolio paid was used to reduce the expenses, and/or because through arrangements with the portfolio's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the custodian expenses.

                           SURRENDERS AND WITHDRAWALS

- SURRENDER: At any time while the Policy is in force, you may make a written request to surrender your Policy and receive the Cash Surrender Value (i.e., the Policy Value on the date of surrender minus any surrender charge, and minus any Indebtedness).

- WITHDRAWALS: After the 1st Policy Year, you may make a written request to withdraw part of the Policy Value, subject to the following rules. Withdrawals may have tax consequences.

    - You may make one withdrawal in a Policy Year.

    - You must request at least $500;

    - If you request a withdrawal that will leave a Cash Surrender Value of less than $500, we will treat it as a surrender request; and

    - For each withdrawal, we deduct a fee equal to the lesser of $25 or 2% of the amount withdrawn.

                                 DEATH BENEFITS

- You must choose between two death benefit options under the Policy. After the first Policy Year, you may change death benefit options once each 12-month period. We calculate the amount under each death option as of the Insured's date of death. See "Death Benefit Options."

    - LEVEL DEATH BENEFIT is equal to the greater of:

               the Specified Amount (which is the amount of insurance the owner selects); OR the Policy Value multiplied by the applicable Death Benefit Ratio.

    - INCREASING DEATH BENEFIT is equal to the greater of :

               the Specified Amount PLUS the Policy Value; OR the Policy Value multiplied by the applicable Death Benefit Ratio.


                                    TRANSFERS

- You may make an unlimited number of transfers among the Subaccounts and the Fixed Account.

- The minimum amount you may transfer from a Subaccount or the Fixed Account is the lesser of $100, or the total value in the Subaccount or Fixed Account.

- We charge $25 per transfer for the 13th and each additional transfer during a Policy Year.

                                      LOANS

- You may take a loan (minimum $250) from your Policy at any time. The maximum loan amount you may take is 90% (100% in certain states) of the Cash Surrender Value, minus 6 months of Monthly Deductions. Loans may have tax consequences.

- As collateral for the loan, we transfer an amount equal to the loan plus interest in advance until the next Policy Anniversary from the Separate Account and Fixed Account to the loan reserve (part of our Fixed Account). We credit interest on amounts in the loan reserve and we guarantee that the annual rate will not be lower than 3% (4% in Florida).

- We charge you a maximum annual interest rate of 5.66% in advance on your loan. Interest is due and payable at the beginning of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid before the beginning of the next Policy Year.

- After the 10th Policy Year, we consider certain portions of the loan amount to be preferred loans. The maximum preferred loan available in each Policy Year is 25% of the Policy Value (subject to the maximum loan amount). We charge an annual interest rate of 3.85% in advance on preferred loan amounts.

- You may repay all or part of your Indebtedness at any time. Loan repayments must be at least $25, unless the loan amount is less than $25, in which case full payment is required. The payment must be clearly marked as "loan repayments" or we will credit them as premiums.

- We deduct any unpaid Indebtedness from the proceeds payable on the Insured's death.

RISK SUMMARY
================================================================================

The following are some of the risks associated with the Policy.

   INVESTMENT       If you invest your Policy Value in one or more Subaccounts,
      RISK          then you will be subject to the risk that investment
                    performance will be unfavorable and that the Policy Value
                    will decrease. You COULD lose everything you invest. If you allocate net premiums to the Fixed Account, then we credit your Policy Value (in the Fixed Account) with a declared
                    rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.
--------------------------------------------------------------------------------

    RISK OF         If your Policy fails to meet certain conditions, we will
     LAPSE          notify you that the Policy has entered a 61-day grace period and will lapse unless you make a sufficient payment during the grace period. You may reinstate a lapsed Policy.

                    If your Policy is in the selected No-Lapse Period, then the
                    Policy will enter a grace period only if on a Monthly Date the Cash Surrender Value is not enough to pay the next
                    Monthly Deduction due, AND the sum of premiums paid minus
                    withdrawals and Indebtedness is less than the Cumulative
                    Minimum Monthly Premium.
--------------------------------------------------------------------------------

                    If your Policy is not in the selected No-Lapse Period, then your Policy will enter a grace period only if the Cash
                    Surrender Value on a Monthly Date is not enough to pay the next Monthly Deduction due.

                    Your Policy also may lapse (whether or not you are in the
                    selected No-lapse Period) if your Indebtedness reduces the
                    Cash Surrender Value to zero.
--------------------------------------------------------------------------------

     TAX RISKS      We anticipate that the Policy will generally be deemed a
                    life insurance contract under Federal tax law, so that the death benefit paid to the beneficiary will not be subject to
                    Federal income tax. However, there is more uncertainty with respect to Policies issued on a substandard premium class
                    basis and Policies with a Level One-Year Term Insurance
                    Rider attached. Depending on the total amount of premiums
                    you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is
                    treated as a MEC, then surrenders, partial withdrawals, and loans under a Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a
                    10% penalty tax may be imposed on surrenders, partial
                    withdrawals, and loans taken before you reach age 59 1/2.
                    You should consult a qualified tax advisor for assistance in all Policy-related tax matters.
--------------------------------------------------------------------------------

    SURRENDER       The surrender charge under this Policy applies for 19 Policy
      RISKS         Years after the Policy Date. An additional surrender charge will be applicable for 19 years from the date of any
                    increase in the Specified Amount. It is possible that you
                    will receive no Cash Surrender Value if you surrender your
                    Policy in the first few Policy Years. You should purchase
                    this Policy only if you have the financial ability to keep it in force for a substantial period of time.

                    Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because surrender charges affect the Cash
                    Surrender Value which is a measure we use to determine
                    whether your Policy will enter a grace period (and possibly lapse).  See "Risk of Lapse," above.
--------------------------------------------------------------------------------

    LOAN RISKS      A Policy loan, whether or not repaid, will affect Policy
                    Value over time because we subtract the amount of the loan from the Subaccounts and Fixed Account as collateral, and
                    the loan collateral does not participate in the investment results of the Subaccounts or receive any higher current
                    interest rate credited to the Fixed Account.

                    We reduce the amount we pay on the Insured's death by the
                    amount of any Indebtedness.  Your Policy may lapse if your
                    Indebtedness reduces the Cash Surrender Value to zero.
--------------------------------------------------------------------------------

THE COMPANY AND THE FIXED ACCOUNT
================================================================================

PEOPLES BENEFIT LIFE INSURANCE COMPANY

Peoples Benefit Life Insurance Company is the insurance company issuing the Policy. Peoples Benefit was incorporated in 1920 and redomiciled under Iowa law on December 31, 1999, and is a wholly owned indirect subsidiary of AEGON USA, Inc. Peoples Benefit established the Separate Account to support the investment options under this Policy and under other variable life insurance policies we may issue. Our general account supports the Fixed Account options under the Policy.

IMSA. Peoples Benefit is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, Peoples Benefit may use the IMSA logo and language in advertisements.

THE FIXED ACCOUNT

The Fixed Account is part of our general account. We own the assets in the general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. Subject to applicable law, the Company has sole discretion over investment of the Fixed Account's assets. The Company bears the full investment risk for all amounts allocated or transferred to the Fixed Account. We guarantee that the amounts allocated to the Fixed Account will be credited interest daily at a net effective annual interest rate of at least 3% (4% for Policies issued in Florida). We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

WE HAVE NOT REGISTERED THE FIXED ACCOUNT WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.



THE SEPARATE ACCOUNT AND THE PORTFOLIOS
================================================================================

THE SEPARATE ACCOUNT

We established Peoples Benefit Variable Life Account A as a separate investment account under Iowa law on October 6, 2000. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the Securities and Exchange Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

We have divided the Separate Account into Subaccounts, each of which invests in shares of one portfolio among the following mutual funds:

      -   Janus Aspen Series (managed by Janus Capital Corporation)

      -   AIM Variable Insurance Funds (managed by A I M Advisors, Inc.)

      -   Oppenheimer Variable Account Funds (managed by OppenheimerFunds, Inc.)

      - Fidelity Variable Insurance Products Funds (managed by Fidelity Management & Research Company)

The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a Subaccount of the Separate Account reflect the Subaccount's own investment experience and not the investment experience of our other assets. We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The Separate Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, we reserve the right to:

      1.    Create new separate accounts;

      2.    Combine the Separate Account with other separate accounts;

      3. Remove, combine or add Subaccounts and make the new Subaccounts available to you at our discretion;

      4. Make new portfolios available under the Separate Account or remove existing portfolios;

      5. Substitute new portfolios for any existing portfolios if shares of a portfolio are no longer available for investment or if we determine that investment in a portfolio is no longer appropriate in light of the Separate Account's purposes;

      6. Deregister the Separate Account under the Investment Company Act of 1940 if such registration is no longer required;

      7. Operate the Separate Account as a management investment company under the Investment Company Act of 1940, or as any other form permitted by law;

      8. Manage the Separate Account under the direction of a committee at any time;

      9. Fund additional classes of variable life insurance contracts through the Separate Account; and

      10. Make any changes required by the Investment Company Act of 1940 or any other law.

We will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

THE PORTFOLIOS

The Separate Account invests in shares of certain portfolios. Each portfolio is part of a mutual fund that is registered with the Securities and Exchange Commission as an open-end management investment Company. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the Securities and Exchange Commission.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain Subaccounts and corresponding portfolios may not be available to residents of some states.

The following table summarizes each portfolio's investment objective(s) and policies. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(s). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the portfolios. You should read these prospectuses carefully.


         PORTFOLIO                                  INVESTMENT OBJECTIVE
         ---------                                  --------------------
JANUS ASPEN GROWTH         -    Seeks long-term growth of capital in a manner consistent with
(Service Shares)                the preservation of capital.  Invests primarily in common
                                stocks of issuers of any size.

JANUS ASPEN                -    Seeks long-term growth of capital in a manner consistent with
WORLDWIDE GROWTH                the preservation of capital. Invests primarily in common
(Service Shares)                stocks of foreign and domestic issuers of any size.

JANUS ASPEN BALANCED       -    Seeks long-term capital growth, consistent with preservation o
(Service Shares)                capital and balanced by current income.

JANUS ASPEN CAPITAL        -    Seeks long-term growth of capital. Invests in common tocks of
APPRECIATION                    issuers of any size.
(Service Shares)

JANUS ASPEN                -    Seeks long-term growth of capital.  Normally invests at least
AGGRESSIVE GROWTH               50% of its equity assets in securities issued by medium-sized
(Service Shares)                companies.

AIM V.I. CAPITAL           -    Seeks to provide growth of capital.
APPRECIATION FUND

         PORTFOLIO                                  INVESTMENT OBJECTIVE
         ---------                                  --------------------
AIM V.I. GOVERNMENT        -    Seeks to achieve a high level of current income consistent
SECURITIES FUND                 with reasonable concern for safety of principal.

AIM V.I. GROWTH FUND       -    Seeks to provide growth of capital.

AIM V.I. INTERNATIONAL     -    Seeks to provide long-term growth of capital.
EQUITY FUND

AIM V.I. VALUE FUND        -    Seeks to achieve long-term growth of capital.

OPPENHEIMER MAIN           -    Seeks a high total return (which includes growth in the value
STREET GROWTH &                 of its shares as well as current income) from equity and debt
INCOME/VA                       securities.

OPPENHEIMER MULTIPLE       -    Seeks a high total investment return which includes current
STRATEGIES/VA                   income and capital appreciation in the value of its shares.

OPPENHEIMER                -    Seeks a high level of current income as its primary objective.
BOND/VA                         As a secondary objective, seeks capital appreciation when
                                consistent with its primary objective.

OPPENHEIMER                -    Seeks a high level of current income principally derived from
STRATEGIC BOND/VA               interest on debt securities.

OPPENHEIMER HIGH           -    Seeks a high level of current income from investment in
INCOME/VA                       high-yield, fixed-income securities. Investments include
                                unrated securities or high-risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of
                                interest than higher-rated securities.

FIDELITY INDEX 500         -    Seeks to provide investment results that correspond to the
(SERVICE CLASS 2)               total return of a broad range of common stocks publicly traded in the United States, as represented by the Standard &
                                Poor's(R) Composite Index of 500 Stocks.

FIDELITY MONEY             -    Seeks to earn a high level of current income while maintaining
MARKET (SERVICE CLASS 2)        a stable $1.00 share price by investing in high-quality,
                                short-term securities.

FIDELITY GROWTH            -    Seeks capital appreciation by investing primarily in common
(SERVICE CLASS 2)               stocks.

FIDELITY CONTRAFUND(R)     -    Seeks capital appreciation by investing in securities of
(SERVICE CLASS 2)               companies whose value the adviser believes is not fully
                                recognized by the public.

         PORTFOLIO                                  INVESTMENT OBJECTIVE
         ---------                                  --------------------
FIDELITY GROWTH &          -    Seeks high total return through a combination of current income
INCOME (SERVICE CLASS 2)        and capital appreciation.


In addition to the Separate Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither the Company nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example,
(1) changes in state insurance laws, (2) changes in Federal income tax laws, or
(3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a portfolio's Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

THESE PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Policy may be lower or higher than the investment results of such other (publicly available) portfolios. THERE CAN BE NO ASSURANCE, AND WE MAKE NO REPRESENTATION, THAT THE INVESTMENT RESULTS OF ANY OF THE PORTFOLIOS AVAILABLE UNDER THE POLICY WILL BE COMPARABLE TO THE INVESTMENT RESULTS OF ANY OTHER PORTFOLIO, EVEN IF THE OTHER PORTFOLIO HAS THE SAME INVESTMENT ADVISER OR MANAGER, THE SAME INVESTMENT OBJECTIVES AND POLICIES, AND A VERY SIMILAR NAME.

PLEASE READ THE PORTFOLIO PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS. KEEP THESE PROSPECTUSES FOR FUTURE REFERENCE.


VOTING PORTFOLIO SHARES

Even though we are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Policy Value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some Owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain Owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took such action.


THE POLICY
===============================================================================

PURCHASING A POLICY

To purchase a Policy, you must submit a completed application and an initial premium to us at our Home Office. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy.


The minimum Specified Amount is $50,000.



Generally, the Policy is available for Insureds between issue ages 0-85 for non-tobacco risk classes, and between issue ages 18-85 for tobacco risk classes. Starting at Specified Amounts over $250,000, we add a better risk class (preferred) for non-tobacco users only. Preferred rates are available for issue ages 18-75. We can provide you with details as to these underwriting standards when you apply for a Policy. We reserve the right to modify our underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.



WHEN INSURANCE COVERAGE TAKES EFFECT

Full insurance coverage under the Policy will take effect only if the proposed Insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the initial premium is paid.

CONDITIONAL INSURANCE COVERAGE. Before full insurance coverage takes effect, you may receive conditional insurance converge subject to certain requirements. This coverage shall not exceed (1) the amount of insurance applied for; or (2) $500,000, whichever is smaller, less all other sums we pay upon the death of a proposed Insured under any other pending application or policy. If a proposed Insured is less than 15 days old or more than 60 years old, no insurance shall take effect until the Policy is delivered. If we do not approve your application, we will make a full refund of the initial premium paid with the application.

If all of the following conditions of coverage have been met, then conditional insurance coverage will go into effect on the Policy Date subject to the liability limits shown above and subject to the conditions of the Policy as applied for. The conditions of such coverage are that:

   1. the full first premium on the premium mode selected for the Policy benefits applied for, including any additional premium required for restrictions or benefits, is paid when the application is signed; and

   2. each proposed Insured has completed any required medical examinations, diagnostic tests, and interviews, or has supplied us with any additional information we require; and

   3. each proposed Insured is, on the Policy Date, insurable and acceptable to us under our rules, limits and underwriting standards for the plan and for the amount applied for without modification and at the rate of premium paid.

If insurance does not take effect under these conditions, then no insurance shall take effect unless a Policy is delivered to and accepted by the applicant, the full first premium is paid, and the health and insurability of each person proposed for insurance has not changed since the date of application.

Conditional life insurance coverage is void if the application contains any material misrepresentation. Benefits will also be denied if any proposed Insured commits suicide.

Conditional life insurance coverage terminates automatically, and without notice, on the earliest of:

        - the date we notify you that the application is declined and we return the initial premium; or

        - the date we determine the Insured has satisfied our underwriting requirements; or

        - 10 days following any counteroffer we make to offer insurance to any proposed Insured under a different policy, or at an increased premium, or under a different underwriting class; or

        -       60 days from the beginning of conditional insurance coverage.

FULL INSURANCE COVERAGE. Once we determine that the Insured meets our underwriting requirements, full insurance coverage begins, we issue the Policy, and we begin to deduct monthly charges from your Policy Value. Prior to the Investment Start Date, we will place your premium (less charges) in the Premium Suspense Account. On the first Valuation Date on or following the Investment Start Date, we will transfer the amount in the Premium Suspense Account to the Subaccounts and/or the Fixed Account as you directed on your application. See "Allocating Premiums."

CANCELING A POLICY (FREE-LOOK RIGHT)

You may cancel a Policy during the free-look period by returning it to the Company, or to the agent who sold it. The free-look period generally expires 10 days after you receive the Policy, but this period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund all payments you made under the Policy (less any withdrawals and Indebtedness).

OWNERSHIP RIGHTS

The Policy belongs to the Owner named in the application. The Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the application specifies a different person as the Insured. If the Owner dies before the Insured and no contingent Owner is named, then Ownership of the Policy will pass to the Owner's estate. The Owner may exercise certain rights described below.

SELECTING AND       -   You designate the beneficiary (the person to receive the
CHANGING THE            death benefit when the Insured dies) in the application.
BENEFICIARY         -   If you designate more than one beneficiary, then each
                        beneficiary shares equally in any death benefit unless the beneficiary designation states otherwise.
                    -   If the beneficiary dies before the Insured, then any
                        contingent beneficiary becomes the beneficiary.
                    -   If both the beneficiary and contingent beneficiary die
                        before the Insured, then we will pay the death benefit to the Owner or the Owner's estate once the Insured dies.
                    -   You can change the beneficiary by providing us with a
                        written request while the Insured is living.
                    -   The change in beneficiary is effective as of the date
                        you sign the written request.
                    -   We are not liable for any actions we take before we
                        received the written request.


CHANGING THE        -   You may change the Owner by providing a written request
OWNER                   to us at any time while the Insured is alive.
                    -   The change takes effect on the date you sign the written
                        request.
                    -   We are not liable for any actions we take before we
                        received the written request.
                    -   Changing the Owner does not automatically change the
                        beneficiary and does not change the Insured.
                    -   Changing the Owner may have tax consequences. You should
                        consult a tax advisor before changing the Owner.


ASSIGNING THE       -   You may assign Policy rights while the Insured is alive
POLICY                  by submitting a written request to our Home Office.
                    -   The Owner retains any Ownership rights that are not
                        assigned.
                    -   Assignee may not change the Owner or the beneficiary,
                        and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.
                    -   Claims under any assignment are subject to proof of
                        interest and the extent of the assignment.
                    -   We are not:
                        -- bound by any assignment unless we receive a Written
                           Notice of the assignment;
                        -- responsible for the validity of any assignment; or

                        -- Liable for any payment we make before we received
                           Written Notice of the assignment.
                    - Assigning the Policy may have tax consequences. See "Tax Treatment of Policy Benefits."


  PREMIUMS
================================================================================

  PREMIUM FLEXIBILITY

When you apply for a Policy, you may indicate your intention to pay premiums on a monthly, quarterly, semi-annual, or annual basis (planned premiums). However, you do not have to pay premiums according to any schedule. You have flexibility to determine the frequency and the amount of the premiums you pay. You must send all premium payments to our Home Office or such other office as we may designate from time to time. You may not pay any premiums after the Policy's Maturity Date. You may not pay premiums less than $25.

We have the right to limit or refund any premium if (1) the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code; or (2) the amount you pay is less than $25; or (3) payment of a greater amount would increase the death benefit by application of the death benefit ratio (unless you provide us with satisfactory evidence of insurability).

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the Maturity Date, or the date when either (1) the Insured dies, or (2) the grace period ends without a sufficient payment (see "Lapse," below), or (3) we receive your Written Notice requesting a surrender of the Policy.

MINIMUM MONTHLY PREMIUM. On your application, you must select one of the No-Lapse Periods we offer under the Policy: 5 Policy Years; 20 Policy Years; 30 Policy Years; or to Insured's age 100. The 5 Policy Year No-Lapse Period is only for Insureds age 50 and over. Certain states may require No-Lapse Periods that differ from those we offer. Your Policy's specification page will show a Minimum Monthly Premium amount for your Policy, which is based on the Insured's age, sex, premium class, Specified Amount, riders, death benefit option and the selected No-Lapse Period. The Minimum Monthly Premium is the amount necessary to guarantee insurance coverage for the No-lapse Period. (For two Policies covering Insureds with the same age, sex, premium class, Specified Amount, riders, and death benefit option, the Minimum Monthly Premium is higher for the Policy with the longer No-Lapse Period.) Beginning on the Policy Date until the end of the No-Lapse Period, your Policy will not enter a grace period if on each Monthly Date during the No-Lapse Period, your Cash Surrender Value is enough to pay the next Monthly Deduction due, AND the sum of premiums paid less any withdrawals and Indebtedness, equals or exceeds the Cumulative Minimum Monthly Premium. See "Policy Lapse and Reinstatement." During the No-Lapse Period, we allow you to make premium payments necessary to cover any deficiency in the Cumulative Minimum Monthly Premium.

The Minimum Monthly Premium will increase if you increase the Specified Amount or add supplemental benefits to your Policy. The Minimum Monthly Premium will decrease for any supplemental benefit you decrease or discontinue. The Minimum Monthly Premium will not decrease if you decrease the Specified Amount. See "Changing the Specified Amount."

LAPSE. Under certain conditions, your Policy will enter into a 61-day grace period and possibly lapse:

    - If your Policy is in the No-Lapse Period, then the Policy will enter a grace period if on any Monthly Date the Cash Surrender Value is not enough to pay the next Monthly Deduction due, AND the sum of premiums paid minus withdrawals and Indebtedness is less than the Cumulative Minimum Monthly Premium.

    - If your Policy is not in the No-Lapse Period, then your Policy will enter a 61-day grace period if the Cash Surrender Value on any Monthly Date is not enough to pay the next Monthly Deduction due.

We will notify you when your Policy is in a grace period. If you do not make a sufficient payment before the end of the grace period, then your Policy will lapse. You may reinstate a lapsed Policy if you meet certain requirements. See "Policy Lapse and Reinstatement."

TAX-FREE EXCHANGES (1035 EXCHANGES). We may accept as part of your initial premium, money from another life insurance contract that qualified for a tax-free exchange under Section 1035 of the Internal Revenue Code, contingent upon receipt of the cash from that contract. If you contemplate such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us to allocate your net premium to one or more Subaccounts of the Separate Account and to the Fixed Account according to the following rules:

        - You must allocate at least 5% of each net premium to any Subaccount or the Fixed Account you select.

        - Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

        - No more than 10 accounts (Subaccounts and Fixed Account) may be concurrently active (have net premiums allocated to it).

        - Up to 4 times each Policy Year, you can change the allocation instructions for additional net premiums without charge by providing us with written notification (or any other notification we deem satisfactory). Any change in allocation instructions will be effective on the date we record the change.

Investment returns from amounts allocated to the Subaccounts will vary with the investment experience of these Subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

Prior to the Investment Start Date, we will place your premium (less charges) in the Premium Suspense Account. We do not credit any interest or investment returns to amounts in the Premium Suspense Account. On the first Valuation Date on or following the Investment Start Date, we will transfer the amount in the Premium Suspense Account to the Subaccounts and/or the Fixed Account in accordance with the allocation percentages provided in your application. This transfer is not included in calculating any transfer charge. Amounts allocated from the Premium Suspense Account will be invested at the unit value next determined on the first Valuation Date on or following the Investment Start Date. We invest all net premiums paid thereafter at the unit value next determined after we receive the premium at our Home Office or such other office as we may designate from time to time.

POLICY VALUES
================================================================================

  POLICY VALUE          - serves as the starting point for calculating values
                          under a Policy;
                        - equals the sum of all values in the Fixed Account and
                          in each Subaccount;
                        - is determined on the Policy Date and on each Valuation
                          Date; and
                        - has no guaranteed minimum amount and may be more or
                          less than premiums paid.


CASH SURRENDER VALUE

The Cash Surrender Value is the amount we pay to you when you surrender your Policy. We determine the Cash Surrender Value at the end of the Valuation Period when we receive your written surrender request.

  CASH SURRENDER VALUE          - the Policy Value as of such date; MINUS
  ON ANY VALUATION DATE         - any surrender charge as of such date; MINUS
  EQUALS:                       - any outstanding Indebtedness.

SUBACCOUNT VALUE

Each Subaccount's value is the Policy Value in that Subaccount. At the end of any Valuation Period, the Subaccount's value is equal to the number of units that the Policy has in the Subaccount, multiplied by the unit value of that Subaccount.

THE NUMBER OF                   - the initial units purchased at the unit value
UNITS IN ANY                      on the Investment Start Date; PLUS
SUBACCOUNT ON                   - units purchased with additional net premiums;
ANY VALUATION                     PLUS
DATE EQUALS:                    - units purchased via transfers from another
                                  Subaccount, the Fixed Account, or the loan reserve; MINUS
                                - units redeemed to pay for Monthly Deductions;
                                  MINUS
                                - units redeemed to pay for partial
                                  withdrawals; MINUS
                                - units redeemed as part of a transfer to
                                  another Subaccount, the Fixed Account, or the loan reserve.

  Every time you allocate or transfer money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the unit value for that Subaccount at the end of the Valuation Period.

UNIT VALUE

We determine a unit value for each Subaccount to reflect how investment results affect the Policy values. Unit values will vary among Subaccounts. The unit value of each Subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.


  THE UNIT VALUE OF             - the total value of the assets held in the
  ANY SUBACCOUNT                  Subaccount, determined by multiplying the
  AT THE END OF A                 number of shares of the designated portfolio
  VALUATION PERIOD                the Subaccount owns by the portfolio's net
  IS CALCULATED AS:               asset value per share; MINUS
                                - a deduction for the mortality and expense
                                  risk charge; MINUS
                                - the accrued amount of reserve for any taxes
                                  or other economic burden resulting from
                                  applying tax laws that we determine to be properly attributable to the Subaccount;

                             AND THE RESULT DIVIDED BY

                                 - the number of outstanding units in the
                                   Subaccount.

FIXED ACCOUNT VALUE

On the Investment Start Date, the Fixed Account value is equal to the net premiums allocated to the Fixed Account, less the portion of the first Monthly Deduction taken from the Fixed Account.

  THE FIXED ACCOUNT             - the net premium(s) allocated to the Fixed
  VALUE AT THE END OF             Account; PLUS
  ANY VALUATION PERIOD          - any amounts transferred to the Fixed Account
  IS EQUAL TO:                    (including amounts transferred from the loan
                                  reserve); PLUS
                                - interest credited to the Fixed Account; MINUS
                                - amounts charged to pay for Monthly
                                  Deductions; MINUS
                                - amounts withdrawn from the Fixed Account;
                                  MINUS
                                - amounts transferred from the Fixed Account to
                                  a Subaccount or to the loan reserve.


CHARGES AND DEDUCTIONS
===============================================================================

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.


  SERVICES AND                  - the death benefit, cash and loan benefits
  BENEFITS WE                     under the Policy
  PROVIDE:                      - investment options, including premium
                                  allocations
                                - administration of elective options
                                - the distribution of reports to Owners


  COSTS AND                     - costs associated with processing and
  EXPENSES WE                     underwriting applications, issuing and
  INCUR:                          administering the Policy (including any
                                  riders)
                                - overhead and other expenses for providing
                                  services and benefits
                                - sales and marketing expenses
                                - other costs of doing business, such as
                                  collecting premiums, maintaining
                                  records, processing claims, effecting
                                  transactions, and paying Federal, state and local premium and other taxes and fees

  RISKS WE ASSUME:              - that the cost of insurance charges we may
                                  deduct are insufficient to meet our actual claims because Insureds die sooner than we estimate
                                - that the costs of providing the services and
                                  benefits under the Policies exceed the
                                  charges we deduct

EXPENSE CHARGE

We deduct an expense charge from each premium payment to compensate us for distribution expenses and state and local premium taxes. We credit the remaining amount (the net premium) to your Policy Value according to your allocation instructions. The expense charge currently varies by Policy Year and is guaranteed not to exceed 5% of each premium in any Policy Year:

                Premiums paid during first 10 Policy Years: expense charge = 5% Premiums paid after first 10 Policy Years: expense charge = 2.5%

While we may change the expense charge, we guarantee that the expense charge will not exceed 5% of premiums paid in any Policy Year.

MONTHLY DEDUCTION

We deduct a Monthly Deduction from the Policy Value on the Policy Date and on each Monthly Date. We will make deductions from each Subaccount and the Fixed Account on a pro rata basis (i.e., in the same proportion that the value in each Subaccount and the Fixed Account bears to the total Policy Value on the Monthly
Date). Because portions of the Monthly Deduction (such as the cost of insurance) can vary from month-to-month, the Monthly Deduction will also vary.

The Monthly Deduction has four components:

        -       a cost of insurance charge for the Policy;
        -       a $10 monthly administrative charge;
        -       charges for any riders; and
        -       any charges for a substandard premium class rating.

COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (age, sex, premium class, and Specified Amount) that would cause it to vary from Policy to Policy and from Monthly Date to Monthly Date.

We calculate the cost of insurance charge separately for the initial Specified Amount and for any increase in Specified Amount. If we approve an increase in your Policy's Specified Amount, then a different premium class (and a different cost of insurance charge) may apply to the increase, based on the Insured's circumstances at the time of the increase.

  COST OF               The cost of insurance charge is equal to:
  INSURANCE
  CHARGE

                                 - the monthly cost of insurance rate;
                                   MULTIPLIED BY
                                 - the net amount at risk for your Policy on the
                                   Monthly Date.

                        The net amount at risk is equal to:

                                 - the death benefit at the beginning of the
                                   month; DIVIDED BY
                                 - 1.0024663 (1.0032737 for Policies issued in
                                   Florida) which is a "risk rate divisor" (a factor that reduces the net amount at risk, for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3.0% (4.0% for Policies issued in Florida)); MINUS
                                 - the Policy Value at the beginning of the
                                   month.

We base the cost of insurance rates on the Insured's age, sex, premium class and Specified Amount. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary (C.S.O.) Mortality Tables and the Insured's age and premium class. For standard premium classes, these guaranteed rates will never be greater than the rates in the 1980 C.S.O. tables.

MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct a $10 monthly administrative charge to compensate us for expenses such as record keeping, processing death benefit claims and Policy changes, and overhead costs. This charge will not exceed $10 per month.

CHARGES FOR RIDERS. The Monthly Deduction includes charges for any supplemental insurance benefits you add to your Policy by rider. See "Supplemental Benefits and Riders."

CHARGES FOR A SUBSTANDARD PREMIUM CLASS RATING. The Monthly Deduction includes a charge we apply if our underwriting places the Insured in a substandard premium class rating.


MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge from each Subaccount (not the Fixed Account) to compensate us for certain mortality and expense risks we assume. The mortality risk is that an Insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. This charge is equal to:

        -       the assets in each Subaccount, MULTIPLIED BY
        - 0.00002047, which is the daily portion of the annual mortality and expense risk charge rate of 0.75% during all Policy Years.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge and may use such profits for any lawful purpose including covering distribution expenses.

SURRENDER AND WITHDRAWAL CHARGES

SURRENDER CHARGE. If you fully surrender your Policy during the first 19 Policy Years, we deduct a surrender charge from your Policy Value and pay the remaining amount (less any outstanding Indebtedness) to you. The payment you receive is called the Cash Surrender Value. The surrender charge varies based on your age, sex, premium class, and initial Specified Amount. The highest surrender charge on any Policy occurs in the first Policy Year or the first year following an increase in the Specified Amount. An increase in the Specified Amount will increase the surrender charge, but a decrease in the Specified Amount will not result in a decrease in the surrender charge. The maximum surrender charge for any Insured is $58 per $1,000 of Specified Amount.


The table below provides the maximum applicable surrender charges for the initial Specified Amount for selected sample Insureds. Your Policy's specifications page indicates the surrender charges applicable to your Policy. A separate surrender charge that lasts for 19 years applies to each Specified Amount increase. No surrender charges are assessed upon withdrawals or Specified Amount decreases.


         SURRENDER CHARGE PER $1,000 OF SPECIFIED AMOUNT; INSURED AGE 35


                                MALE                          FEMALE
                          NON-TOBACCO AND      MALE      NON-TOBACCO AND      FEMALE
           POLICY YEAR       PREFERRED        TOBACCO       PREFERRED        TOBACCO
         ---------------- ----------------- ------------ ----------------- -------------
                1              $24.00         $28.00          $22.00          $24.00
                2              $22.80         $26.60          $20.90          $22.80
                3              $21.60         $25.20          $19.80          $21.60
                4              $20.40         $23.80          $18.70          $20.40
                5              $19.20         $22.40          $17.60          $19.20
                6              $18.00         $21.00          $16.50          $18.00
                7              $16.80         $19.60          $15.40          $16.80
                8              $15.60         $18.20          $14.30          $15.60
                9              $14.40         $16.80          $13.20          $14.40
               10              $13.20         $15.40          $12.10          $13.20
               11              $12.00         $14.00          $11.00          $12.00
               12              $10.80         $12.60          $9.90           $10.80
               13              $9.60          $11.20          $8.80           $9.60
               14              $8.40           $9.80          $7.70           $8.40
               15              $7.20           $8.40          $6.60           $7.20
               16              $6.00           $7.00          $5.50           $6.00
               17              $4.80           $5.60          $4.40           $4.80
               18              $3.60           $4.20          $3.30           $3.60
               19              $2.40           $2.80          $2.20           $2.40
               20              $0.00           $0.00          $0.00           $0.00


THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THIS CHARGE BEFORE YOU REQUEST A SURRENDER. Under some circumstances the level of surrender charges might result in no Cash Surrender Value available.

WITHDRAWAL CHARGE. After the first Policy Year, you may request a partial withdrawal from your Policy Value. For each withdrawal, we will deduct from your Policy Value a fee equal to the lesser of $25 or 2% of the amount withdrawn.

TRANSFER CHARGE

        - We currently allow you to make 12 transfers each Policy Year free of charge.

        - We charge $25 for the 13th and each additional transfer among the Subaccounts and Fixed Account during a Policy Year. We will not increase this charge.

        - For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of Subaccounts (or Fixed Account) affected by the transfer.

        -       We deduct the transfer charge from the amount being transferred.

        - Transfers we effect to reallocate amounts on the Investment Start Date, and transfers due to dollar cost averaging, asset rebalancing, or loans, do NOT count as transfers for the purpose of assessing this charge.


PORTFOLIO EXPENSES

The value of the net assets of each Subaccount reflects the investment advisory (management) fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests. For further information on the management fees, see the portfolios' prospectuses and Annual Portfolio Operating Expenses table included in the summary of this prospectus.

DEATH BENEFIT
===============================================================================

DEATH BENEFIT PROCEEDS

As long as the Policy is in force, we will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary once we receive satisfactory proof of the Insured's death. We may require you to return the Policy. If the beneficiary dies before the Insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See "Payment Options."


  DEATH BENEFIT         -   the death benefit (described below);  PLUS
  PROCEEDS EQUAL:       -   any additional insurance provided by rider; MINUS
                        -   any past due Monthly Deductions; MINUS
                        -   any outstanding Indebtedness on the date of death.

If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the Insured's death to the date we make payment.

An increase in the Specified Amount will increase the death benefit and a decrease in the Specified Amount will decrease the death benefit.

We may further adjust the amount of the death benefit proceeds under certain circumstances. See "Our Right to Contest the Policy," and "Misstatement of Age or Sex."

DEATH BENEFIT OPTIONS

The Policy provides two death benefit options: Increasing Option (varying death benefit), and Level Option (level death benefit). We calculate the amount available under each death benefit option as of the date of the Insured's death.


  The death benefit under       - the Specified Amount PLUS the Policy Value on
  the INCREASING OPTION           the Insured's date of death; OR
  is the greater of:            - the Policy Value on the Insured's date of
                                  death multiplied by the applicable death benefit ratio.

Under the Increasing Option, the death benefit always varies as the Policy Value varies.

  The death benefit under       - the Specified Amount on the Insured's date of
  OR the LEVEL OPTION is the      death;
  greater of:                   - the Policy Value on the Insured's date of
                                  death multiplied by the applicable death benefit ratio.

Under the Level Option, your death benefit does not change unless the death benefit ratio multiplied by the Policy Value is greater than the Specified Amount. Then the death benefit will vary as the Policy Value varies. The death benefit will also vary if you change the Specified Amount or Death Benefit Option.


You must choose between two death benefit options under the Policy. If you do not select a death benefit option, the Level Option will apply. After the first Policy Year, you may change death benefit options once each 12-month period.



The DEATH BENEFIT RATIO is a ratio set forth in the Federal tax code based on the Insured's age at the beginning of each Policy Year. The following table indicates the applicable death benefit ratio for different ages:

                          AGE                      DEATH BENEFIT RATIO
                 ---------------------- ------------------------------------------
                     40 and under                         2.50
                       41 to 45         2.50 minus 0.07 for each age over age 40
                       46 to 50         2.15 minus 0.06 for each age over age 45
                       51 to 55         1.85 minus 0.07 for each age over age 50
                       56 to 60         1.50 minus 0.04 for each age over age 55
                       61 to 65         1.30 minus 0.02 for each age over age 60
                       66 to 70         1.20 minus 0.01 for each age over age 65
                       71 to 74         1.15 minus 0.02 for each age over age 70
                       75 to 90                           1.05
                       91 to 94         1.05 minus 0.01 for each age over age 90
                     95 and above                         1.00

If the Federal tax code requires us to determine the death benefit by reference to these death benefit ratios, the Policy is described as "in the corridor." An increase in the Policy Value will increase our risk, and we will increase the cost of insurance we deduct from the Policy Value.

CHANGING DEATH BENEFIT OPTIONS

After the first Policy Year, you may change death benefit options once each 12-month period. Changing the death benefit option may have tax consequences. You should consult a tax advisor before changing death benefit options. Please note the following when changing death benefit options:

        -    You must make your request in writing.

        - The effective date of the change will be the Monthly Date on or following the date when we approve your request for a change.

        - We will send you a Policy endorsement with the change to attach to your Policy.

If you change FROM INCREASING OPTION TO LEVEL OPTION:

                - We may require that you provide satisfactory evidence of insurability.

                - The Specified Amount will change. The new Level Option Specified Amount will equal the Increasing Option Specified Amount plus the Policy Value on the effective date of the change.

                -       Your Minimum Monthly Premium may change.

If you change FROM LEVEL OPTION TO INCREASING OPTION:

                - We may require that you provide satisfactory evidence of insurability.

                - The Specified Amount will change. The new Increasing Option Specified Amount will equal the Level Option Specified Amount less the Policy Value immediately before the change, but the new Specified Amount may not be less than the minimum Specified Amount shown on your Policy's specifications page.

                -       Your Minimum Monthly Premium may change.


EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT

If the Level Option is in effect, a withdrawal will reduce the Specified Amount by the amount of the withdrawal (not including the withdrawal fee), and will reduce the Policy Value by the amount of the withdrawal (including the withdrawal fee). The reduction in Specified Amount will be subject to the terms of the Changing the Specified Amount section below.

If the Increasing Option is in effect, a withdrawal will not affect the Specified Amount.

CHANGING THE SPECIFIED AMOUNT

You select the Specified Amount when you apply for the Policy. After the first Policy Year, you may change the Specified Amount once each 12-month period subject to the conditions described below. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code. However, changing the Specified Amount may have tax consequences and you should consult a tax advisor before doing so.

      INCREASING THE SPECIFIED AMOUNT

               - You may increase the Specified Amount by submitting a written request and providing evidence of insurability satisfactory to us. The increase will be effective on the next Monthly Date after we approve the increase request.

               -      The minimum increase is $10,000.

               - Increasing the Specified Amount will increase your Minimum Monthly Premium and cause the No-Lapse Period to begin again.

               - Increasing the Specified Amount will result in an additional surrender charge that lasts for 19 years.

               - A different cost of insurance charge may apply to the increase in Specified Amount, based on the Insured's circumstances at the time of the increase.


       DECREASING THE SPECIFIED AMOUNT

               - You must submit a written request to decrease the Specified Amount, but you may not decrease the Specified Amount below the minimum amount shown on your Policy specifications page.

               - Any decrease will be effective on the next Monthly Date after we process your written request.

               - For purposes of determining the cost of insurance charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial Specified Amount.

               - A decrease in Specified Amount may require that a portion of Policy Value be distributed as a withdrawal in order to maintain Federal tax compliance.

               - Decreasing the Specified Amount will not affect the Minimum Monthly Premium or the surrender charges.

PAYMENT OPTIONS


There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. None of these options (described below) vary with the investment performance of a separate account. We will also use any other method of settlement that is agreeable to you and us. More detailed information concerning the following settlement options is available upon request to our Home Office.



Interest Payments       The Company will pay interest on the proceeds at such
                        times and for a period that is agreeable to you and the Company. At the end of the period the Company will pay out the remainder of the proceeds.

Payments for a          The Company will make equal monthly payments for a
Specified Period        specified number of years.

Life Income             The Company will make equal monthly payments for the
                        remainder of the life of the recipient. Payments may be guaranteed for a period of 10 or 20 years.

Payment of a            The Company will make monthly payments of a specified
Designated Amount       amount until all of the proceeds and any interest are
                        fully paid out.

Joint and Survivor      The Company will make equal monthly payments during the
Life Income             joint lifetime of two persons and continue the payments
                        during the lifetime of the survivor.



SURRENDERS AND PARTIAL WITHDRAWALS
===============================================================================

SURRENDERS

      - You may make a written request to surrender your Policy for its Cash Surrender Value as calculated at the end of the Valuation Date when we receive your request. A surrender may have tax consequences. See "Tax Treatment of Policy Benefits."

      - The Insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request. We may require that you return the Policy.

      - If you surrender your Policy during the first 19 Policy Years (or during the first 19 years after an increase in the Specified Amount), you will incur a surrender charge that varies based on the Insured's age, sex, premium class and Specified Amount. See "Charges and Deductions -- Surrender and Withdrawal Charges."

      - Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

      - We will pay you the Cash Surrender Value in a lump sum within seven days unless you request other arrangements.

WITHDRAWALS

After the 1st Policy Year, you may request to withdraw a portion of your Policy Value subject to certain conditions.

        -       You may make only one withdrawal per Policy Year.

        - You must: (1) make your request in writing, and (2) request at least $500.

        - If you request a withdrawal that would leave a Cash Surrender Value of less than $500, then we will treat it as a request to surrender your Policy.

        - For each withdrawal, we deduct (from the remaining Policy Value) a fee equal to the lesser of $25 or 2% of the amount withdrawn. See "Charges and Deductions -- Surrender and Withdrawal Charges."

        - You can specify the Subaccount(s) and Fixed Account from which to make the withdrawal; otherwise we will deduct the amount (including any fee) from the Subaccounts and the Fixed Account on a pro-rata basis (that is, according to the percentage of Policy Value contained in each Subaccount and the Fixed Account).

        - We will process the withdrawal at the unit values next determined after we receive your request.

        - We generally will pay a withdrawal request from the Subaccounts within seven days after the Valuation Date when we receive the request. We reserve the right to defer any withdrawals from the Fixed Account for up to six months (or any shorter period required by law). We will not defer a withdrawal if you are applying the withdrawal amount to a premium payment to us.

        - Withdrawals may have tax consequences. See "Tax Treatment of Policy Benefits."


TRANSFERS
===============================================================================

You may make transfers from the Subaccounts or from the Fixed Account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. The following features apply to transfers under the Policy:

        -       You may make an unlimited number of transfers in a Policy Year.

        - You may request transfers in writing (in a form we accept), or by telephone.

        - You must transfer at least $100, or, if less, the total value in the Subaccount or Fixed Account.

        - We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers we effect from the Premium Suspense Account, and transfers resulting from loans, dollar cost averaging, asset rebalancing, and the exchange privilege are NOT treated as transfers for purposes of the transfer charge.

        - We consider each written or telephone request to be a single transfer, regardless of the number of Subaccounts (or Fixed Account) involved. We will treat all transfer requests received on the same day as a single request.

        - We process transfers based on unit values determined at the end of the Valuation Date when we receive your transfer request.

Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the Subaccounts and the Fixed Account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-625-4213.

Please note the following regarding telephone transfers:

        - We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

        - We will employ reasonable procedures to confirm that telephone instructions are genuine.

        - Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

        - If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

The corresponding portfolio of any Subaccount determines its net asset value per share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

We may, at any time, revoke or modify the transfer privilege.

EXCHANGE PRIVILEGE

At any one time, you may exercise the Exchange Privilege under your Policy which results in the transfer of the entire amount in the Separate Account to the Fixed Account, and the allocation of all future net premiums to the Fixed Account. This serves as an exchange of the Policy for the equivalent of a flexible premium fixed benefit life insurance policy. We will not assess any transfer or other charges in connection with the Exchange Privilege.

DOLLAR COST AVERAGING


You may elect to participate in a dollar cost averaging program by sending us a written request. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Fixed Account over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy and the success depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.


To participate in dollar cost averaging, you must place at least $5,000 in a "source account" (either the Fixed Account, AIM V.I. Government Securities Fund Subaccount, Oppenheimer Bond Fund/VA Subaccount, or the Fidelity VIP Money Market Portfolio Subaccount). There can be only one source account. Each month, we will automatically transfer equal amounts (minimum $100) from the source account to your designated "target accounts." You may have multiple target accounts.

There is no charge for dollar cost averaging. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee.


  DOLLAR COST AVERAGING         - we receive your written request to cancel
  WILL END IF:                    your participation;
                                - the value in the source account is exhausted;
                                - you elect to participate in the asset
                                  rebalancing program.

We may modify, suspend, or discontinue the dollar cost averaging program at any time.

ASSET REBALANCING PROGRAM

We also offer an asset rebalancing program under which we will automatically transfer amounts semi-annually to maintain a particular percentage allocation among the Subaccounts. Policy Value allocated to each Subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Policy Value in the Subaccounts at the end of each semi-annual period to match your Policy's currently effective premium allocation schedule. The asset rebalancing program will transfer Policy Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses. Policy Value in the Fixed Account is not available for this program.

  TO PARTICIPATE IN THE         - you must complete an asset rebalancing
  ASSET REBALANCING               request form and submit it to us before the
  PROGRAM:                        Maturity Date
                                - you must have a minimum Policy Value of
                                  $5,000.

If you elect asset rebalancing, it will occur on each semi-annual anniversary of the Policy Date. You may modify your allocations up to 4 times in a Policy Year. Once we receive the asset rebalancing request form, we will effect the initial rebalancing semi-annually, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day the NYSE is open. There is no charge for the asset rebalancing program. Any reallocation which occurs under the asset rebalancing program will NOT be counted towards the 12 free transfers allowed during each Policy Year. You can begin or end this program only once each Policy Year.





  ASSET REBALANCING             - you elect to participate in the dollar cost
  WILL END IF:                    averaging program;
                                - we receive your request to discontinue
                                  participation; OR
                                - you make a transfer to or from any Subaccount
                                  other than under a scheduled rebalancing (not including transfers in connection with loans).

We may modify, suspend, or discontinue the asset rebalancing program at any time.

LOANS
===============================================================================

While the Policy is in force, you may borrow money from us using the Policy as the only collateral for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

LOAN CONDITIONS:

        - You may request a loan in writing (in a form that is acceptable to us).

        -       The MINIMUM LOAN you may take is $250.

        - The MAXIMUM LOAN you may take is 90% (100% in certain states) of the Cash Surrender Value, minus 6 months of Monthly Deductions.

        - To secure the loan, we transfer an amount equal to the loan (plus loan interest in advance) from the Separate Account and Fixed Account to the loan reserve, which is a part of the Fixed Account. Unless you specify otherwise, we will transfer the loan from the Subaccounts and the Fixed Account on a pro-rata basis.

        - Amounts in the loan reserve earn interest at an annual rate guaranteed not to be lower than 3.0% (4.0% for Policies issued in Florida). We may credit the loan reserve with an interest rate different than the rate credited to net premiums allocated to the Fixed Account.

        - We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions. See "Payments We Make."

        - We charge you a maximum interest rate of 5.66% per year on your loan. Interest is due and payable at the beginning of each Policy Year. Unpaid interest becomes part of the outstanding loan and accrues interest if it is not paid before the beginning of the next Policy Year.

        - After the 10th Policy Year, we consider certain portions of the loan amount to be preferred loans. The maximum preferred loan available in each Policy Year is 25% of the Policy Value (subject to the maximum loan amount). We charge a maximum annual interest rate of 3.85% in advance on preferred loan amounts.

        - We cannot change the interest rate on a loan once you take the loan.

        - You may repay all or part of your Indebtedness at any time. Loan repayments must be at least $25, unless the loan amount is less than $25 in which case full payment is required. The payment must be clearly marked as "loan repayments" or they will be credited as premiums if they meet minimum premium requirements.

        - Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan reserve to the Fixed and/or Separate Account according to your current premium allocation schedule.

        - We deduct any Indebtedness from the Policy Value upon surrender, and from the death benefit proceeds payable on the Insured's death.

        - If your Indebtedness equals or exceeds the Policy Value less any applicable surrender charge (thereby reducing the Cash Surrender Value to zero), then your Policy will enter a grace period. See "Policy Lapse and Reinstatement."


EFFECT OF POLICY LOANS

A loan affects the Policy, because the death benefit proceeds and Cash Surrender Value include reductions for the amount of any Indebtedness. Repaying a loan causes the death benefit and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan in the loan reserve. This amount is not affected by the Subaccounts' investment performance and may not be credited with the interest rates accruing on the Fixed Account. Amounts transferred from the Separate Account to the loan reserve will affect the Policy Value, even if the loan is repaid, because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the Separate Account.

There are risks involved in taking a loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a "modified endowment contract" (see "Federal Tax Considerations"), then a loan will be treated as a withdrawal for Federal income tax purposes. A loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding.

We will notify you (and any assignee of record) if the sum of your Indebtedness is more than the Policy Value less any applicable surrender charge. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse. See "Policy Lapse and Reinstatement."

POLICY LAPSE AND REINSTATEMENT

LAPSE

Under certain conditions, your Policy may enter a 61-day grace period, and possibly lapse (terminate without value):

    - If your Policy is in the No-Lapse Period you have selected, then the Policy will enter a grace period only if on a Monthly Date the Cash Surrender Value is not enough to pay the next Monthly Deduction due, AND the sum of premiums paid minus withdrawals and Indebtedness is less than the Cumulative Minimum Monthly Premium.

    - If your Policy is not in the No-Lapse Period you have selected, then your Policy will enter a grace period if the Cash Surrender Value on any Monthly Date is not enough to pay the next Monthly Deduction due.

If you have taken a loan, then your Policy also will enter a grace period (and possibly lapse) whenever your Indebtedness reduces the Cash Surrender Value to zero.

If your Policy enters into a grace period, we will mail a notice to your last known address and to any assignee of record. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits.


REINSTATEMENT

Unless you have surrendered your Policy for its Cash Surrender Value, you may reinstate a lapsed Policy at any time within 5 years after the end of the grace period (and prior to the Maturity Date) by submitting all of the following items to us at our Home Office:

               1.     a Written Notice requesting reinstatement;
               2.     the Insured's written consent to reinstatement;
               3.     evidence of insurability we deem satisfactory;
               4.     payment or reinstatement of any Indebtedness; and
               5. payment of enough premium to keep the Policy in force for at least 3 months.

The effective date of reinstatement will be the first Monthly Date on or next following the date we approve your application for reinstatement. We reserve the right to decline a reinstatement request.

FEDERAL TAX CONSIDERATIONS

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Internal Revenue Code ("Code") in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain innovative features of the Policy are not directly addressed by the Code, and/or there is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy should generally satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy. There is more uncertainty with respect to Policies issued on a substandard premium class basis and Policies with a Level One-Year Term Insurance Rider attached. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, Owners of variable life insurance contracts have been considered for Federal income tax purposes to be the Owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Policy Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the Owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of Ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. In addition, if you elect the Terminal Illness Accelerated Death Benefit, the tax consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax advisor on these consequences. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), then the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract." Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.

MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven contract years. Certain changes in a contract after it is issued could also cause it to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.


Upon issue of your Policy, you will be notified as to whether or not your Policy is classified as a MEC based on the initial premium we receive. You may request an illustration which will indicate the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, we will immediately notify you and your agent. At that time, you will need to notify us if you want to continue your Policy as a MEC.


DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

      - All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Value immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. They will be treated as tax-free recovery of the Owner's investment in the Policy only after all such excess has been distributed. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions.

      - Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

      - A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you the beneficiary.

      - If a contract becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a contract within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a contract that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, there is some uncertainty as to the tax treatment of a Preferred Loan under a Policy that is not a MEC and you should consult a tax advisor on this point.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

DEDUCTIBILITY OF POLICY LOAN INTEREST. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.


BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses, and the Internal Revenue Service has recently issued guidance related to split-dollar insurance. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.



ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Owner is subject to that tax.


POSSIBLE TAX LAW CHANGES. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

POSSIBLE CHARGES FOR OUR TAXES. At the present time, we make no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION

OUR RIGHT TO CONTEST THE POLICY

In issuing this Policy, we rely on all statements made by or for you and/or the Insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

In the absence of fraud or non-payment of a Monthly Deduction, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years after:

               (a)    the Policy Date;
               (b) the effective date of any increase in the Specified Amount (and then only for the increased amount); or
               (c)    the effective date of any reinstatement.


SUICIDE EXCLUSION

If the Insured commits suicide, while sane or insane, within two years of the Policy Date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any Indebtedness, and less any withdrawals previously paid.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Specified Amount, the Policy will terminate and our liability for the amount of increase will be limited to the cost of insurance for the increase.

Certain states may require suicide exclusion provisions that differ from those stated here.


MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex was stated incorrectly in the application, we will adjust the death benefit proceeds to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president, a vice president, our secretary, or one of our officers. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

      - to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company or the Separate Account is subject; or

      - to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

      -        to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with such laws.

PAYMENTS WE MAKE

We usually pay the amounts of any surrender, withdrawal, death benefit, or settlement options within seven business days after we receive all applicable Written Notices and/or due proofs of death. However, we can postpone such payments if:

      - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); OR

      -        the SEC permits, by an order or less formal interpretation (e.g.
               , no-action letter), the postponement of any payment for the protection of Owners; OR

      - the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Fixed Account for up to 6 months.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a payment option until such check or draft has been honored.

REPORTS TO OWNERS

At least once each year, or more often as required by law, we will mail to Owners at their last known address a report showing the following information as of the end of the report period:

      -        the current Policy Value

      -        the current Cash Surrender Value

      -        the current death benefit

      - any activity since the last report (e.g., premiums paid, withdrawals, deductions, loans or loan repayments, and other transactions)

      -        any other information required by law

You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including charges in Specified Amount, transfers, partial withdrawals, increases in Indebtedness, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.


RECORDS

We will maintain all records relating to the Separate Account and the Fixed Account at our Home Office.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

               -      the Maturity Date;

               -      the end of the grace period without a sufficient payment;

               -      the date the Insured dies; or

               -      the date you surrender the Policy.


SUPPLEMENTAL BENEFITS AND RIDERS

The following supplemental benefits and riders are available under the Policy. We deduct any monthly charges for these benefits and riders from Policy Value as part of the Monthly Deduction. The benefits and riders available (which are summarized below) provide fixed benefits that do not vary with the investment experience of the Separate Account. For each Policy, we automatically provide the supplemental benefits listed below. You may elect to add one or more of the riders listed below at any time, subject to certain limitations. We may require underwriting for certain riders. Your agent can help you determine whether certain of the riders are suitable for you. Please contact us for further details on these supplemental benefits and riders.

SUPPLEMENTAL BENEFITS

        EXTENDED MATURITY DATE: Extends the Maturity Date past the original Maturity Date. You must make a written request for this benefit (and we must receive it) within 30 days prior to the original Maturity Date. The tax consequences of keeping the Policy in force beyond the Insured's 100th birthday are uncertain and you should consult a tax advisor before doing so.


        TERMINAL ILLNESS ACCELERATED BENEFIT: You may elect to receive a portion of the death benefit proceeds in a "single sum benefit" if the Insured has incurred a terminal condition while the Policy is in force and has a life expectancy of one year or less. A doctor must certify the Insured's life expectancy. The maximum amount of this benefit is the lesser of 75% of Specified Amount or $500,000. Payment of any amounts under this benefit will result in reductions in your Policy Value, Specified Amount, and certain Policy benefits. The tax consequences of electing to receive a terminal illness accelerated benefit are uncertain and you should consult a tax advisor before making this election.

RIDERS

      - WAIVER OF PREMIUM BENEFIT: Waives the initial planned premium if the Insured becomes totally and permanently disabled for at least six consecutive months prior to the Policy anniversary following the Insured's 60th birthday.

      - WAIVER OF MONTHLY DEDUCTION: Waives the Monthly Deduction if the Insured becomes totally and permanently disabled for at least six consecutive months prior to the Policy anniversary following the Insured's 60th birthday.


      - LEVEL ONE-YEAR TERM INSURANCE: Provides one-year renewable term insurance on the Insured in addition to the proceeds payable under this Policy. You should consult your representative to determine if you would benefit from this rider


      - ADDITIONAL INSURED'S LEVEL ONE-YEAR TERM INSURANCE: Provides one-year renewable term insurance on an additional Insured.

      - ACCIDENTAL DEATH BENEFIT: Provides for payment of an additional benefit if the Insured dies due to and within 90 days of an accidental injury that occurred on or before the Policy anniversary when the Insured is age 65.

      - GUARANTEED INSURABILITY BENEFIT: Provides options to purchase additional insurance without evidence of insurability.

      - CHILDREN'S BENEFIT: Provides level term insurance on each of the Insured's dependent children, until their 25th birthday.

PERFORMANCE DATA

In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Policy Value and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED AND ARE NOT INDICATIVE OF FUTURE PERFORMANCE.


The illustrations are based on the payment of a $1,080 annual premium, paid at the beginning of each year for a hypothetical Policy with a $100,000 Specified Amount, Level Death Benefit option, issued to a tobacco risk male, age 35.


The values we illustrate for death benefit, Policy Value and Cash Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Separate Account and the portfolios. We have not deducted premium taxes or charges for any riders. These taxes charges would lower the performance figures significantly if reflected.


The inception date of the Service Class 2 shares of underlying Fidelity Portfolios (VIP Index 500, VIP Money Market, VIP Growth, VIP Contrafund and VIP III Growth & Income) was January 12, 2000. Therefore, it is not possible to illustrate examples of the corresponding Subaccounts since no performance data exists for these portfolios.

The following example shows how the hypothetical net return of the Janus Aspen Growth Portfolio would have affected benefits for a Policy dated January 1, 2000. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                          JANUS ASPEN GROWTH PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value         Cash Surrender Value
                                                         ------------         --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed      Current  Guaranteed
----------------------------------                   -------  ----------      -------  ----------
2001                                                     $514      $512            $0          $0

The following example shows how the hypothetical net return of the Janus Aspen Worldwide Growth Portfolio would have affected benefits for a Policy dated January 1, 2000. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                     JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                       Policy Value     Cash Surrender Value
                                                       ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed Current  Guaranteed
----------------------------------                   -------  ---------- -------  ----------
2001                                                     $504      $502        $0        $0

The following example shows how the hypothetical net return of the Janus Aspen Balanced Portfolio would have affected benefits for a Policy dated January 1, 2000. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                         JANUS ASPEN BALANCED PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value      Cash Surrender Value
                                                         ------------      --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed   Current  Guaranteed
----------------------------------                   -------  ----------   -------  ----------
2001                                                     $622      $620         $0        $0

The following example shows how the hypothetical net return of the Janus Aspen Capital Appreciation Portfolio would have affected benefits for a Policy dated January 1, 2000. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                   JANUS ASPEN CAPITAL APPRECIATION PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value      Cash Surrender Value
                                                         ------------      --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed   Current  Guaranteed
----------------------------------                   -------  ----------   -------  ----------
2001                                                     $485      $483         $0        $0

The following example shows how the hypothetical net return of the Janus Aspen Aggressive Growth Portfolio would have affected benefits for a Policy dated January 1, 2000. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                     JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value       Cash Surrender Value
                                                         ------------       --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed    Current  Guaranteed
----------------------------------                   -------  ----------    -------  ----------
2001                                                     $379      $377        $0        $0

The following example shows how the hypothetical net return of the AIM V.I. Value Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                               AIM V.I. VALUE FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value     Cash Surrender Value
                                                         ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed  Current  Guaranteed
----------------------------------                   -------  ----------  -------  ----------
1995                                                     $666      $664        $0        $0
1996*                                                  $1,810    $1,805        $0        $0
1997*                                                  $2,780    $2,772      $260      $252
1998*                                                  $4,169    $4,159    $1,789    $1,779
1999*                                                  $6,277    $6,262    $4,037    $4,022
2000*                                                  $9,006    $8,821    $6,906    $6,721
2001*                                                  $8,152    $7,854    $6,192    $5,894
-----                                                  ------    ------    ------    ------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the AIM V.I. Capital Appreciation Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       AIM V.I. CAPITAL APPRECIATION FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value     Cash Surrender Value
                                                         ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed  Current  Guaranteed
----------------------------------                   -------  ----------  -------  ----------
1995                                                     $653      $651        $0        $0
1996*                                                  $1,785    $1,780        $0        $0
1997*                                                  $2,817    $2,809      $297      $289
1998*                                                  $3,849    $3,840    $1,469    $1,460
1999*                                                  $5,251    $5,238    $3,011    $2,998
2000*                                                  $8,572    $8,375    $6,472    $6,275
2001*                                                  $8,133    $7,815    $6,173    $5,855
-----                                                  ------    ------    ------    ------


*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the AIM V.I. Growth Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                              AIM V.I. GROWTH FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value      Cash Surrender Value
                                                         ------------      --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed   Current  Guaranteed
----------------------------------                   -------  ----------   -------  ----------
1995                                                     $613      $611        $0        $0
1996*                                                  $1,717    $1,712        $0        $0
1997*                                                  $2,751    $2,743      $231      $223
1998*                                                  $4,245    $4,235    $1,865    $1,855
1999*                                                  $6,463    $6,447    $4,223    $4,207
2000*                                                  $9,634    $9,444    $7,534    $7,344
2001*                                                  $8,080    $7,795    $6,120    $5,835
-----                                                  ------    ------    ------    ------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the AIM V.I. International Equity Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       AIM V.I. INTERNATIONAL EQUITY FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value     Cash Surrender Value
                                                         ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed  Current  Guaranteed
----------------------------------                   -------  ----------  -------  ----------
1995                                                     $620      $618        $0        $0
1996*                                                  $1,476    $1,471        $0        $0
1997*                                                  $2,511    $2,504        $0        $0
1998*                                                  $3,287    $3,279      $907      $899
1999*                                                  $4,430    $4,418    $2,190    $2,178
2000*                                                  $7,937    $7,733    $5,837    $5,633
2001*                                                  $6,223    $5,942    $4,263    $3,982
-----                                                  ------    ------    ------    ------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the AIM V.I. Government Securities Fund would have affected benefits for a Policy dated January 1, 1994. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       AIM V.I. GOVERNMENT SECURITIES FUND
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value     Cash Surrender Value
                                                         ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed  Current  Guaranteed
----------------------------------                   -------  ----------  -------  ----------
1995                                                     $603      $601        $0        $0
1996*                                                  $1,432    $1,427        $0        $0
1997*                                                  $2,065    $2,058        $0        $0
1998*                                                  $2,846    $2,839      $466      $459
1999*                                                  $3,643    $3,633    $1,403    $1,393
2000*                                                  $4,212    $4,054    $2,112    $1,954
2001*                                                  $5,317    $4,977    $3,357    $3,017
-----                                                  ------    ------    ------    ------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the Oppenheimer Main Street Growth & Income Fund/VA would have affected benefits for a Policy dated January 1, 1996. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                 OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value     Cash Surrender Value
                                                         ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed  Current  Guaranteed
----------------------------------                   -------  ----------  -------  ----------
1996                                                     $899      $897        $0        $0
1998*                                                  $2,062    $2,057        $0        $0
1999*                                                  $2,776    $2,768      $256      $248
2000*                                                  $4,093    $4,083    $1,713    $1,703
2001*                                                  $4,183    $4,173    $1,943    $1,933
-----                                                  ------    ------    ------    ------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the Oppenheimer Multiple Strategies Fund/VA would have affected benefits for a Policy dated January 1, 1990. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                     OPPENHEIMER MULTIPLE STRATEGIES FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value      Cash Surrender Value
                                                         ------------      --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed   Current  Guaranteed
----------------------------------                   -------  ----------   -------  ----------
1991                                                     $617      $615        $0        $0
1992*                                                  $1,476    $1,472        $0        $0
1993*                                                  $2,261    $2,254        $0        $0
1994*                                                  $3,294    $3,286      $914      $906
1995*                                                  $3,733    $3,723    $1,493    $1,483
1996*                                                  $5,329    $5,153    $3,229    $3,053
1997*                                                  $6,869    $6,497    $4,909    $4,537
1998*                                                  $8,739    $8,125    $6,919    $6,305
1999*                                                  $9,881    $9,053    $8,201    $7,373
2000*                                                 $11,605   $10,490   $10,065    $8,950
2001*                                                 $12,948   $11,446   $11,548   $10,046
-----                                                 -------   -------   -------   -------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the Oppenheimer Bond Fund/VA would have affected benefits for a Policy dated January 1, 1990. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                            OPPENHEIMER BOND FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value     Cash Surrender Value
                                                         ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed  Current  Guaranteed
----------------------------------                   -------  ----------  -------  ----------
1991                                                     $697      $695        $0        $0
1992*                                                  $1,572    $1,567        $0        $0
1993*                                                  $2,307    $2,300        $0        $0
1994*                                                  $3,257    $3,249      $877      $869
1995*                                                  $3,696    $3,687    $1,456    $1,447
1996*                                                  $5,089    $4,916    $2,989    $2,816
1997*                                                  $5,965    $5,623    $4,005    $3,663
1998*                                                  $7,147    $6,600    $5,327    $4,780
1999*                                                  $8,201    $7,441    $6,521    $5,761
2000*                                                  $8,545    $7,615    $7,005    $6,075
2001*                                                  $9,672    $8,361    $8,272    $6,961
-----                                                  ------    ------    ------    ------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the Oppenheimer Strategic Bond Fund/VA would have affected benefits for a Policy dated January 1, 1994. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                       OPPENHEIMER STRATEGIC BOND FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value     Cash Surrender Value
                                                         ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed  Current  Guaranteed
----------------------------------                   -------  ----------  -------  ----------
1995                                                     $602      $600        $0        $0
1996*                                                  $1,428    $1,424        $0        $0
1997*                                                  $2,278    $2,271        $0        $0
1998*                                                  $3,092    $3,085      $712      $705
1999*                                                  $3,721    $3,712    $1,481    $1,472
2000*                                                  $4,476    $4,315    $2,376    $2,215
2001*                                                  $5,212    $4,887    $3,252    $2,927
-----                                                  ------    ------    ------    ------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The following example shows how the hypothetical net return of the Oppenheimer High Income Fund/VA would have affected benefits for a Policy dated January 1, 1990. This example assumes that the Net Premiums and related Policy Values were in the Sub-account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                         OPPENHEIMER HIGH INCOME FUND/VA
                    Male, Issue Age 35, $1,080 Annual Premium
                    ($100,000 Specified Amount, Tobacco Risk)
                               Level Death Benefit
                 Both Current and Guaranteed Costs and Expenses

                                                         Policy Value     Cash Surrender Value
                                                         ------------     --------------------
Policy Anniversary on January 1 of                   Current  Guaranteed  Current  Guaranteed
----------------------------------                   -------  ----------  -------  ----------
1991                                                     $671      $669        $0        $0
1992*                                                  $1,782    $1,777        $0        $0
1993*                                                  $2,823    $2,815      $303      $295
1994*                                                  $4,316    $4,306    $1,936    $1,926
1995*                                                  $4,669    $4,657    $2,429    $2,417
1996*                                                  $6,405    $6,229    $4,305    $4,129
1997*                                                  $8,089    $7,719    $6,129    $5,759
1998*                                                  $9,720    $9,134    $7,900    $7,314
1999*                                                 $10,260    $9,506    $8,580    $7,826
2000*                                                 $11,203   $10,234    $9,663    $8,694
2001*                                                 $11,304   $10,071    $9,904    $8,671
-----                                                 -------   -------    ------    ------

*For each year shown, benefits and values reflect only premiums paid during Previous Policy years.

The inception date of the underlying Fidelity Portfolios (VIP II Index 500, VIP Money Market, VIP Growth, VIP II Contrafund and VIP III Growth & Income) was January 12, 2000. Therefore it is not possible to illustrate examples of the Subaccount since no performance data exists for these portfolios.

ADDITIONAL INFORMATION


SALE OF THE POLICIES


The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. AFSG was incorporated under Pennsylvania law March 12, 1986 and entered into an underwriting agreement with Peoples Benefit on February 5, 2001. AFSG is located at 4425 North River Blvd., NE, Cedar Rapids, IA 52402, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to our agents or other registered representatives may vary with the sales agreement, but it is not expected to be greater than: 90% of all premiums paid during the first Policy Year, and 2.50% of all premiums paid during Policy Years 2 through 10. We will pay an additional sales commission of up to 0.25% of the unloaned Policy Value on the sixth Policy anniversary and each anniversary thereafter where the Policy Value (minus amounts attributable to loans) equals at least $5,000. In addition, certain production, persistency and managerial bonuses, trips, prizes, and awards may be paid. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include recruitment and training of personnel, production of promotional literatures, and similar services.



We intend to recoup commissions and other sales expenses through the expense charge, the surrender charge, the cost of insurance charge, the mortality and expense risk charge, and earnings on amounts allocated under the Policies to the Fixed Account and the loan reserve. Commissions paid on sales of the Policies, including other sales incentives, are not directly charged to owners.


LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. John D. Cleavenger, Esq., Vice President and General Counsel (Individual Division) of the Company, has passed upon all matters of Iowa law pertaining to the Policy.

LEGAL PROCEEDINGS

Like other life insurance companies, we are involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that there are no pending or threatened lawsuits that will adversely impact us or the Separate Account.

FINANCIAL STATEMENTS


The Company's financial statements and schedules appear at the end of this prospectus. The statutory-basis balance sheets of Peoples Benefit Life
Insurance Company as of December 31, 2000 and 1999 , and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000, and the financial statement schedules as of December 31, 2000 and for each of the three years in the period then ended, have been audited by Ernst & Young LLP, independent auditors, whose reports thereon are set forth elsewhere herein. Such financial statements and schedules are included in this prospectus in reliance upon such reports given upon the authority of Ernst & Young LLP as experts in accounting and auditing. No Financial Statements are present for the Separate Account since the Separate Account did not begin operating prior to the date of this prospectus. You should distinguish the Company's financial statements from the Separate Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.



ADDITIONAL INFORMATION ABOUT THE COMPANY

Peoples Benefit is a stock life insurance Company that is a wholly owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. is a wholly owned indirect subsidiary of AEGON NV, a Netherlands corporation that is a publicly traded international insurance group. Peoples Benefit's Home Office or such other office as we may designate from time to time, is located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

Peoples Benefit was redomiciled under Iowa law on December 31, 1999 and is subject to regulation by the Iowa Commissioner of Insurance. Peoples Benefit is engaged in the business of issuing life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia and all states except New York. Peoples Benefit submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. Peoples Benefit has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

Peoples Benefit intends to reinsure a portion of the risks assumed under the Policies.


PEOPLES BENEFIT EXECUTIVE OFFICERS AND DIRECTORS

Peoples Benefit is governed by a board of directors. The following tables set forth the name, address and principal occupation during the past five years of each of Peoples Benefit's executive officers and directors.

                     BOARD OF DIRECTORS AND SENIOR OFFICERS

-------------------------------------------------------------------------------------------------
                         POSITION WITH PEOPLES
          NAME                  BENEFIT             PRINCIPAL OCCUPATION DURING PAST 5 YEARS
-------------------------------------------------------------------------------------------------
  **Bart Herbert, Jr.   Director, Chairman of    Director, Chairman of the Board, and President
                        the Board, and           (1997- present)
                        President
-------------------------------------------------------------------------------------------------

  **Martha A            Treasurer                Treasurer  (1997-present) of Peoples Benefit
  McConnell                                      Life Co; Senior Vice President of Finance,
                                                 AEGON Special Markets Group (1997-present);
                                                 Vice President and Controller (1993-1997)
                                                 Monument General Insurance Group
-------------------------------------------------------------------------------------------------

  *Steven C.            Vice President and       Vice President and Corporate Actuary
  Chamberlin            Corporate Actuary        (1999-present)
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                         POSITION WITH PEOPLES
          NAME                  BENEFIT             PRINCIPAL OCCUPATION DURING PAST 5 YEARS
-------------------------------------------------------------------------------------------------
  *Craig D. Vermie      Director, Vice           Secretary (1997-present), General Counsel
                        President, Secretary     (1996-present), Vice President (1995-present),
                        and General Counsel      Assistant General Counsel, Associate General
                                                 Counsel, Corporate Counsel (respectively)
                                                 (1986-1995) - AEGON USA, Inc.
-------------------------------------------------------------------------------------------------

  *Kathleen M.          Vice President and       Director (2000-present) and Vice President of
  Modzelewski           Director                 Peoples Benefit Life Insurance Company; Vice
                                                 President and Director of Corporate Taxes
                                                 (1999-present) AEGON USA, Inc.
-------------------------------------------------------------------------------------------------
  *Brenda K. Clancy     Director, Vice           Vice President and Controller (1992-1997);
                        President, Treasurer     Treasurer and Senior Vice President
                        and Chief Financial      (1997-present) of AEGON USA, Inc.
                        Officer
-------------------------------------------------------------------------------------------------
  *Larry N. Norman      Director, Executive      Executive Vice President and Director
                        Vice President           (1998-present)
-------------------------------------------------------------------------------------------------

  **David G. Rekoski    Director, Senior Vice    Director (1999-present) and Senior Vice
                        President                President
-------------------------------------------------------------------------------------------------

  ***G. Douglas         Director and Senior      Director (1998-present) and Senior Vice
  Mangum, Jr.           Vice President           President
-------------------------------------------------------------------------------------------------

  **Brian A. Smith      Director and Vice        Director  (1998-present) and Vice President
                        President
-------------------------------------------------------------------------------------------------

  ***Douglas A.Sarcia   Director and Vice        Director  (1997-present) and Vice President
                        President
-------------------------------------------------------------------------------------------------

Individuals designated with "*" are located at Peoples Benefit Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499.

Individuals designated with "**" are located at Peoples Benefit Life Insurance Company, 1111 North Charles, Baltimore, Maryland 21201

Individuals designated with "***" are located at Peoples Benefit Life Insurance Company, 20 Moores Road, Frazer, PA 19355

Peoples Benefit holds the Separate Account's assets physically segregated and apart from the general account. Peoples Benefit maintains records of all purchases and sale of portfolio shares by each of the Subaccounts. A blanket bond in the amount of $10 million (subject to a $1 million deductible), covering directors, officers and all employees of AEGON USA, Inc. and its affiliates has been issued to Peoples Benefit and its affiliates.

ILLUSTRATIONS


The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Policy Value, and Cash Surrender Value under a Policy covering a male or female Insured of age 35 on the Policy Date in a tobacco or non-tobacco class, would change over time if the planned premiums were paid and the return on the assets in the Subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate Policy values that would result based on assumptions that you pay the premiums indicated, you do not increase your Specified Amount, and you do not make any withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.


THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your Policy loan and withdrawal history.


The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.87% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and, for the new class of shares, the expense ratio is based on the estimated expenses for their initial fiscal years. This annual expense ratio does not take into account current expense reimbursement arrangements. For information on the portfolios' management fees see the Annual Portfolio Operating Expenses table in the "Policy Summary -- Charges and Deductions" section of this prospectus, and see the portfolios' prospectuses.


Separate illustrations on each of the following pages reflect our current expense charge and cost of insurance charge and the higher guaranteed maximum expense charge and cost of insurance charge that we have the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.


After deducting portfolio expenses and mortality and expense risk charges, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for the Separate Account of -1.61%, 4.35% and 10.30%, respectively.



The illustrations are based on our sex distinct rates for tobacco and non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those shown in the following illustrations

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

            Specified Amount $100,000                                Non-tobacco Class
              Annual Premium $1,000                                 Level Death Benefit
                                       Using Current Cost Assumptions

                                                                      DEATH BENEFIT*
       END OF          PREMIUMS                              ASSUMING HYPOTHETICAL GROSS AND
       POLICY        ACCUMULATED                             NET ANNUAL INVESTMENT RETURN OF
        YEAR            AT 5%                   0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                                                 -1.61% (Net)        4.35% (Net)           10.30% (Net)
         1                 $1,050                   $100,000             $100,000               $100,000
         2                 $2,153                   $100,000             $100,000               $100,000
         3                 $3,310                   $100,000             $100,000               $100,000
         4                 $4,526                   $100,000             $100,000               $100,000
         5                 $5,802                   $100,000             $100,000               $100,000
         6                 $7,142                   $100,000             $100,000               $100,000
         7                 $8,549                   $100,000             $100,000               $100,000
         8                $10,027                   $100,000             $100,000               $100,000
         9                $11,578                   $100,000             $100,000               $100,000
         10               $13,207                   $100,000             $100,000               $100,000
         15               $22,657                   $100,000             $100,000               $100,000
         20               $34,719                   $100,000             $100,000               $100,000
    30 (AGE 65)           $69,761                   $100,000             $100,000               $157,931
    40 (AGE 75)          $126,840                   $100,000             $100,000               $377,966
    50 (AGE 85)          $219,815                         $0             $100,000               $987,678
    60 (AGE 95)          $371,263                         $0             $145,469             $2,483,112

       END OF                           POLICY VALUE                                           CASH SURRENDER VALUE
       POLICY                  ASSUMING HYPOTHETICAL GROSS AND                           ASSUMING HYPOTHETICAL GROSS AND
        YEAR                   NET ANNUAL INVESTMENT RETURN OF                           NET ANNUAL INVESTMENT RETURN OF
                  0.00% (Gross)       6.00% (Gross)        12.00% (Gross)   0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                   -1.61% (Net)        4.35% (Net)          10.30% (Net)     -1.61% (Net)        4.35% (Net)           10.30% (Net)
         1              $646                 $693                  $741             $0                   $0                     $0
         2            $1,274               $1,409                $1,550             $0                   $0                     $0
         3            $1,882               $2,146                $2,432             $0                   $0                   $272
         4            $2,468               $2,903                $3,393           $428                 $863                 $1,353
         5            $3,033               $3,680                $4,442         $1,113               $1,760                 $2,522
         6            $3,693               $4,600                $5,709         $1,893               $2,800                 $3,909
         7            $4,332               $5,549                $7,097         $2,652               $3,869                 $5,417
         8            $4,948               $6,526                $8,615         $3,388               $4,966                 $7,055
         9            $5,538               $7,531               $10,275         $4,098               $6,091                 $8,835
         10           $6,104               $8,565               $12,094         $4,784               $7,245                $10,774
         15           $8,679              $14,359               $24,381         $7,959              $13,639                $23,661
         20          $10,584              $21,084               $44,178        $10,584              $21,084                $44,178
    30 (AGE 65)      $11,386              $37,511              $129,452        $11,386              $37,511               $129,452
    40 (AGE 75)       $4,193              $58,839              $353,240         $4,193              $58,839               $353,240
    50 (AGE 85)           $0              $89,506              $940,646             $0              $89,506               $940,646
    60 (AGE 95)           $0             $144,029            $2,458,527             $0             $144,029             $2,458,527

* Even though the Cash Surrender Value is 0, the Policy would not Lapse if it was in a No Lapse Period and the premiums paid, less, withdrawals and indebtedness, equaled or exceeded the cumulative minimum monthly premiums. These hypothetical illustrations assume the Insured has elected a 20 year No Lapse Period.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a numbers of factors, including investment allocations made by an Owner and the actual investment experience of the Portoflios. The Policy Value, Cash Surrender Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averages 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for Individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

                Specified Amount $100,000                       Non-tobacco Class
                  Annual Premium $1,000                         Level Death Benefit
                                  Using Guaranteed Cost Assumptions

                                                                 DEATH BENEFIT*
       END OF           PREMIUMS                        ASSUMING HYPOTHETICAL GROSS AND
       POLICY         ACCUMULATED                       NET ANNUAL INVESTMENT RETURN OF
        YEAR             AT 5%             0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                                            -1.61% (Net)        4.35% (Net)           10.30% (Net)
         1                      $1,050             $100,000             $100,000               $100,000
         2                      $2,153             $100,000             $100,000               $100,000
         3                      $3,310             $100,000             $100,000               $100,000
         4                      $4,526             $100,000             $100,000               $100,000
         5                      $5,802             $100,000             $100,000               $100,000
         6                      $7,142             $100,000             $100,000               $100,000
         7                      $8,549             $100,000             $100,000               $100,000
         8                     $10,027             $100,000             $100,000               $100,000
         9                     $11,578             $100,000             $100,000               $100,000
         10                    $13,207             $100,000             $100,000               $100,000
         15                    $22,657             $100,000             $100,000               $100,000
         20                    $34,719             $100,000             $100,000               $100,000
    30 (AGE 65)                $69,761             $100,000             $100,000               $134,787
    40 (AGE 75)               $126,840                   $0             $100,000               $315,952
    50 (AGE 85)               $219,815                   $0                   $0               $804,326
    60 (AGE 95)               $371,263                   $0                   $0             $1,922,157

       END OF                           POLICY VALUE                                           CASH SURRENDER VALUE
       POLICY                  ASSUMING HYPOTHETICAL GROSS AND                           ASSUMING HYPOTHETICAL GROSS AND
        YEAR                   NET ANNUAL INVESTMENT RETURN OF                           NET ANNUAL INVESTMENT RETURN OF
                  0.00% (Gross)       6.00% (Gross)        12.00% (Gross)   0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                   -1.61% (Net)        4.35% (Net)          10.30% (Net)     -1.61% (Net)        4.35% (Net)           10.30% (Net)
         1              $646                 $693                  $741             $0                   $0                     $0
         2            $1,274               $1,409                $1,550             $0                   $0                     $0
         3            $1,881               $2,145                $2,432             $0                   $0                   $272
         4            $2,468               $2,902                $3,393           $428                 $862                 $1,353
         5            $3,032               $3,680                $4,441         $1,112               $1,760                 $2,521
         6            $3,573               $4,477                $5,583         $1,773               $2,677                 $3,783
         7            $4,089               $5,293                $6,828         $2,409               $3,613                 $5,148
         8            $4,580               $6,128                $8,186         $3,020               $4,568                 $6,626
         9            $5,045               $6,982                $9,669         $3,605               $5,542                 $8,229
         10           $5,482               $7,854               $11,287         $4,162               $6,534                 $9,967
         15           $7,193              $12,451               $21,931         $6,473              $11,731                $21,211
         20           $7,841              $17,239               $38,704         $7,841              $17,239                $38,704
    30 (AGE 65)       $2,681              $24,590              $110,482         $2,681              $24,590               $110,482
    40 (AGE 75)           $0              $14,303              $295,282             $0              $14,303               $295,282
    50 (AGE 85)           $0                   $0              $766,025             $0                   $0               $766,025
    60 (AGE 95)           $0                   $0            $1,903,126             $0                   $0             $1,903,126

* Even though the Cash Surrender Value is 0, the Policy would not Lapse if it was in a No Lapse Period and the premiums paid, less, withdrawals and indebtedness, equaled or exceeded the cumulative minimum monthly premiums. These hypothetical illustrations assume the Insured has elected a 20 year No Lapse Period.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a numbers of factors, including investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averages 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for Individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

               Specified Amount $100,000                                   Tobacco Class
                 Annual Premium $1,000                                  Level Death Benefit
                                       Using Current Cost Assumptions

                                                                      DEATH BENEFIT*
       END OF           PREMIUMS                              ASSUMING HYPOTHETICAL GROSS AND
       POLICY         ACCUMULATED                             NET ANNUAL INVESTMENT RETURN OF
        YEAR             AT 5%                   0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                                                  -1.61% (Net)        4.35% (Net)           10.30% (Net)
         1                      $1,050                   $100,000             $100,000               $100,000
         2                      $2,153                   $100,000             $100,000               $100,000
         3                      $3,310                   $100,000             $100,000               $100,000
         4                      $4,526                   $100,000             $100,000               $100,000
         5                      $5,802                   $100,000             $100,000               $100,000
         6                      $7,142                   $100,000             $100,000               $100,000
         7                      $8,549                   $100,000             $100,000               $100,000
         8                     $10,027                   $100,000             $100,000               $100,000
         9                     $11,578                   $100,000             $100,000               $100,000
         10                    $13,207                   $100,000             $100,000               $100,000
         15                    $22,657                   $100,000             $100,000               $100,000
         20                    $34,719                   $100,000             $100,000               $100,000
    30 (AGE 65)                $69,761                   $100,000             $100,000               $122,023
    40 (AGE 75)               $126,840                         $0             $100,000               $291,037
    50 (AGE 85)               $219,815                         $0                   $0               $754,788
    60 (AGE 95)               $371,263                         $0                   $0             $1,856,737


       END OF                         POLICY VALUE                                           CASH SURRENDER VALUE
       POLICY                ASSUMING HYPOTHETICAL GROSS AND                           ASSUMING HYPOTHETICAL GROSS AND
        YEAR                 NET ANNUAL INVESTMENT RETURN OF                           NET ANNUAL INVESTMENT RETURN OF
                0.00% (Gross)       6.00% (Gross)        12.00% (Gross)   0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                 -1.61% (Net)        4.35% (Net)          10.30% (Net)     -1.61% (Net)        4.35% (Net)           10.30% (Net)
         1             $551                 $595                  $639             $0                   $0                     $0
         2           $1,075               $1,198                $1,326             $0                   $0                     $0
         3           $1,567               $1,803                $2,060             $0                   $0                     $0
         4           $2,025               $2,407                $2,841             $0                  $27                   $461
         5           $2,447               $3,010                $3,675           $207                 $770                 $1,435
         6           $2,977               $3,756                $4,716           $877               $1,656                 $2,616
         7           $3,473               $4,510                $5,840         $1,513               $2,550                 $3,880
         8           $3,931               $5,267                $7,050         $2,111               $3,447                 $5,230
         9           $4,345               $6,021                $8,351         $2,665               $4,341                 $6,671
         10          $4,719               $6,775                $9,755         $3,179               $5,235                 $8,215
         15          $6,480              $11,114               $19,436         $5,640              $10,274                $18,596
         20          $7,171              $15,551               $34,542         $7,171              $15,551                $34,542
    30 (AGE 65)      $3,968              $23,754              $100,019         $3,968              $23,754               $100,019
    40 (AGE 75)          $0              $22,239              $271,997             $0              $22,239               $271,997
    50 (AGE 85)          $0                   $0              $718,846             $0                   $0               $718,846
    60 (AGE 95)          $0                   $0            $1,838,353             $0                   $0             $1,838,353

* Even though the Cash Surrender Value is 0, the Policy would not Lapse if it was in a No Lapse Period and the premiums paid, less, withdrawals and indebtedness, equaled or exceeded the cumulative minimum monthly premiums. These hypothetical illustrations assume the Insured has elected a 20 year No Lapse Period.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a numbers of factors, including investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averages 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for Individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

                 Specified Amount $100,000                                         Tobacco Class
                   Annual Premium $1,000                                       Level Death Benefit
                                         Using Guaranteed Cost Assumptions

                                                                                 DEATH BENEFIT*
       END OF                      PREMIUMS                             ASSUMING HYPOTHETICAL GROSS AND
       POLICY                    ACCUMULATED                            NET ANNUAL INVESTMENT RETURN OF
        YEAR                        AT 5%                  0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                                                            -1.61% (Net)        4.35% (Net)           10.30% (Net)
         1                                 $1,050                  $100,000             $100,000               $100,000
         2                                 $2,153                  $100,000             $100,000               $100,000
         3                                 $3,310                  $100,000             $100,000               $100,000
         4                                 $4,526                  $100,000             $100,000               $100,000
         5                                 $5,802                  $100,000             $100,000               $100,000
         6                                 $7,142                  $100,000             $100,000               $100,000
         7                                 $8,549                  $100,000             $100,000               $100,000
         8                                $10,027                  $100,000             $100,000               $100,000
         9                                $11,578                  $100,000             $100,000               $100,000
         10                               $13,207                  $100,000             $100,000               $100,000
         15                               $22,657                  $100,000             $100,000               $100,000
         20                               $34,719                  $100,000             $100,000               $100,000
    30 (AGE 65)                           $69,761                        $0                   $0               $100,000
    40 (AGE 75)                          $126,840                        $0                   $0               $160,701
    50 (AGE 85)                          $219,815                        $0                   $0               $411,317
    60 (AGE 95)                          $371,263                        $0                   $0               $984,340

       END OF                          POLICY VALUE                                             CASH SURRENDER VALUE
       POLICY                 ASSUMING HYPOTHETICAL GROSS AND                             ASSUMING HYPOTHETICAL GROSS AND
        YEAR                  NET ANNUAL INVESTMENT RETURN OF                             NET ANNUAL INVESTMENT RETURN OF
                0.00% (Gross)       6.00% (Gross)        12.00% (Gross)     0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                 -1.61% (Net)        4.35% (Net)          10.30% (Net)       -1.61% (Net)        4.35% (Net)           10.30% (Net)
         1              $549                 $593                  $637               $0                   $0                     $0
         2            $1,071               $1,193                $1,321               $0                   $0                     $0
         3            $1,562               $1,797                $2,052               $0                   $0                     $0
         4            $2,019               $2,400                $2,833               $0                  $20                   $453
         5            $2,439               $3,001                $3,664             $199                 $761                 $1,424
         6            $2,819               $3,593                $4,547             $719               $1,493                 $2,447
         7            $3,157               $4,175                $5,485           $1,197               $2,215                 $3,525
         8            $3,448               $4,742                $6,481           $1,628               $2,922                 $4,661
         9            $3,690               $5,290                $7,538           $2,010               $3,610                 $5,858
         10           $3,880               $5,814                $8,660           $2,340               $4,274                 $7,120
         15           $3,948               $7,936               $15,441           $3,108               $7,096                $14,601
         20           $1,986               $8,464               $24,743           $1,986               $8,464                $24,743
    30 (AGE 65)           $0                   $0               $57,541               $0                   $0                $57,541
    40 (AGE 75)           $0                   $0              $150,187               $0                   $0               $150,187
    50 (AGE 85)           $0                   $0              $391,730               $0                   $0               $391,730
    60 (AGE 95)           $0                   $0              $974,594               $0                   $0               $974,594

* Even though the Cash Surrender Value is 0, the Policy would not Lapse if it was in a No Lapse Period and the premiums paid, less withdrawals and indebtedness, equaled or exceeded the cumulative minimum monthly premiums. These hypothetical illustrations assume the Insured has elected a 20 year No Lapse Period.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a numbers of factors, including investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averages 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for Individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                               FEMALE ISSUE AGE 35

          Specified Amount $100,000                                                  Non-tobacco Class
            Annual Premium $1,000                                                   Level Death Benefit
                                    Using Current Cost Assumptions

                                                                                            DEATH BENEFIT*
    END OF              PREMIUMS                                                  ASSUMING HYPOTHETICAL GROSS AND
    POLICY            ACCUMULATED                                                 NET ANNUAL INVESTMENT RETURN OF
     YEAR                AT 5%                                     0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                                                                    -1.61% (Net)        4.35% (Net)           10.30% (Net)
      1                      $1,050                                        $100,000             $100,000                $100,000
      2                      $2,153                                        $100,000             $100,000                $100,000
      3                      $3,310                                        $100,000             $100,000                $100,000
      4                      $4,526                                        $100,000             $100,000                $100,000
      5                      $5,802                                        $100,000             $100,000                $100,000
      6                      $7,142                                        $100,000             $100,000                $100,000
      7                      $8,549                                        $100,000             $100,000                $100,000
      8                     $10,027                                        $100,000             $100,000                $100,000
      9                     $11,578                                        $100,000             $100,000                $100,000
      10                    $13,207                                        $100,000             $100,000                $100,000
      15                    $22,657                                        $100,000             $100,000                $100,000
      20                    $34,719                                        $100,000             $100,000                $100,000
 30 (AGE 65)                $69,761                                        $100,000             $100,000                $167,047
 40 (AGE 75)               $126,840                                        $100,000             $100,000                $401,936
 50 (AGE 85)               $219,815                                              $0             $119,189              $1,055,615
 60 (AGE 95)               $371,263                                              $0             $182,887              $2,667,409



       END OF                            POLICY VALUE                                                 CASH SURRENDER VALUE
       POLICY                  ASSUMING HYPOTHETICAL GROSS AND                                  ASSUMING HYPOTHETICAL GROSS AND
        YEAR                   NET ANNUAL INVESTMENT RETURN OF                                  NET ANNUAL INVESTMENT RETURN OF
                 0.00% (Gross)       6.00% (Gross)        12.00% (Gross)         0.00% (Gross)    6.00% (Gross)      12.00% (Gross)
                  -1.61% (Net)        4.35% (Net)          10.30% (Net)           -1.61% (Net)     4.35% (Net)        10.30% (Net)

         1                   $680                 $729                  $777                   $0                $0              $0
         2                 $1,341               $1,480                $1,626                   $0                $0              $0
         3                 $1,982               $2,256                $2,552                   $2              $276            $572
         4                 $2,605               $3,056                $3,566                 $735            $1,186          $1,696
         5                 $3,209               $3,883                $4,676               $1,449            $2,123          $2,916
         6                 $3,892               $4,838                $5,994               $2,242            $3,188          $4,344
         7                 $4,553               $5,823                $7,437               $3,013            $4,283          $5,897
         8                 $5,192               $6,840                $9,019               $3,762            $5,410          $7,589
         9                 $5,812               $7,892               $10,755               $4,492            $6,572          $9,435
         10                $6,412               $8,981               $12,661               $5,202            $7,771         $11,451
         15                $9,223              $15,158               $25,611               $8,563           $14,498         $24,951
         20               $11,490              $22,502               $46,596              $11,490           $22,502         $46,596
    30 (AGE 65)           $13,702              $41,354              $136,924              $13,702           $41,354        $136,924
    40 (AGE 75)           $12,028              $69,170              $375,642              $12,028           $69,170        $375,642
    50 (AGE 85)                $0             $113,513            $1,005,348                   $0          $113,513      $1,005,348
    60 (AGE 95)                $0             $181,076            $2,640,999                   $0          $181,076      $2,640,999

* Even though the Cash Surrender Value is 0, the Policy would not Lapse if it was in a No Lapse Period and the premiums paid, less withdrawals and indebtedness, equaled or exceeded the cumulative minimum monthly premiums. These hypothetical illustrations assume the Insured has elected a 20 year No Lapse Period.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a numbers of factors, including investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averages 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for Individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                             FEMALE ISSUE AGE 35


                Specified Amount $100,000                                        Non-tobacco Class
                  Annual Premium $1,000                                         Level Death Benefit
                                         Using Guaranteed Cost Assumptions
                                                                             DEATH BENEFIT*
    END OF                    PREMIUMS                              ASSUMING HYPOTHETICAL GROSS AND
    POLICY                  ACCUMULATED                             NET ANNUAL INVESTMENT RETURN OF
     YEAR                      AT 5%                   0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                                                        -1.61% (Net)        4.35% (Net)           10.30% (Net)

      1                               $1,050                   $100,000             $100,000                $100,000
      2                               $2,153                   $100,000             $100,000                $100,000
      3                               $3,310                   $100,000             $100,000                $100,000
      4                               $4,526                   $100,000             $100,000                $100,000
      5                               $5,802                   $100,000             $100,000                $100,000
      6                               $7,142                   $100,000             $100,000                $100,000
      7                               $8,549                   $100,000             $100,000                $100,000
      8                              $10,027                   $100,000             $100,000                $100,000
      9                              $11,578                   $100,000             $100,000                $100,000
      10                             $13,207                   $100,000             $100,000                $100,000
      15                             $22,657                   $100,000             $100,000                $100,000
      20                             $34,719                   $100,000             $100,000                $100,000
 30 (AGE 65)                         $69,761                   $100,000             $100,000                $144,139
 40 (AGE 75)                        $126,840                         $0             $100,000                $342,784
 50 (AGE 85)                        $219,815                         $0             $100,000                $883,008
 60 (AGE 95)                        $371,263                         $0                   $0              $2,132,402


    END OF                            POLICY VALUE                                            CASH SURRENDER VALUE
    POLICY                   ASSUMING HYPOTHETICAL GROSS AND                             ASSUMING HYPOTHETICAL GROSS AND
     YEAR                    NET ANNUAL INVESTMENT RETURN OF                             NET ANNUAL INVESTMENT RETURN OF
                0.00% (Gross)       6.00% (Gross)        12.00% (Gross)    0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                 -1.61% (Net)        4.35% (Net)          10.30% (Net)      -1.61% (Net)        4.35% (Net)           10.30% (Net)


      1                   $668                 $716                  $764              $0                   $0                   $0
      2                 $1,316               $1,454                $1,597              $0                   $0                   $0
      3                 $1,943               $2,213                $2,505              $0                 $233                 $525
      4                 $2,549               $2,994                $3,496            $679               $1,124               $1,626
      5                 $3,132               $3,796                $4,576          $1,372               $2,036               $2,816
      6                 $3,691               $4,619                $5,753          $2,041               $2,969               $4,103
      7                 $4,226               $5,461                $7,037          $2,686               $3,921               $5,497
      8                 $4,736               $6,326                $8,438          $3,306               $4,896               $7,008
      9                 $5,222               $7,213                $9,971          $3,902               $5,893               $8,651
      10                $5,685               $8,124               $11,650          $4,475               $6,914              $10,440
      15                $7,614              $13,043               $22,802          $6,954              $12,383              $22,142
      20                $8,744              $18,521               $40,661          $8,744              $18,521              $40,661
 30 (AGE 65)            $7,431              $30,835              $118,147          $7,431              $30,835             $118,147
 40 (AGE 75)                $0              $40,729              $320,359              $0              $40,729             $320,359
 50 (AGE 85)                $0              $19,875              $840,960              $0              $19,875             $840,960
 60 (AGE 95)                $0                   $0            $2,111,289              $0                   $0           $2,111,289

* Even though the Cash Surrender Value is 0, the Policy would not Lapse if it was in a No Lapse Period and the premiums paid, less withdrawals and indebtedness, equaled or exceeded the cumulative minimum monthly premiums. These hypothetical illustrations assume the Insured has elected a 20 year No Lapse Period.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a numbers of factors, including investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averages 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for Individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                             FEMALE ISSUE AGE 35


                         Specified Amount $100,000                                               Tobacco Class
                           Annual Premium $1,000                                              Level Death Benefit
                                             Using Current Cost Assumptions

                                                                                          DEATH BENEFIT*
    END OF                  PREMIUMS                                              ASSUMING HYPOTHETICAL GROSS AND
    POLICY                ACCUMULATED                                             NET ANNUAL INVESTMENT RETURN OF
     YEAR                    AT 5%                                  0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                                                                     -1.61% (Net)        4.35% (Net)           10.30% (Net)
      1                             $1,050                                  $100,000             $100,000                $100,000
      2                             $2,153                                  $100,000             $100,000                $100,000
      3                             $3,310                                  $100,000             $100,000                $100,000
      4                             $4,526                                  $100,000             $100,000                $100,000
      5                             $5,802                                  $100,000             $100,000                $100,000
      6                             $7,142                                  $100,000             $100,000                $100,000
      7                             $8,549                                  $100,000             $100,000                $100,000
      8                            $10,027                                  $100,000             $100,000                $100,000
      9                            $11,578                                  $100,000             $100,000                $100,000
      10                           $13,207                                  $100,000             $100,000                $100,000
      15                           $22,657                                  $100,000             $100,000                $100,000
      20                           $34,719                                  $100,000             $100,000                $100,000
 30 (AGE 65)                       $69,761                                  $100,000             $100,000                $145,857
 40 (AGE 75)                      $126,840                                  $100,000             $100,000                $349,731
 50 (AGE 85)                      $219,815                                        $0             $100,000                $913,303
 60 (AGE 95)                      $371,263                                        $0             $100,000              $2,275,580


    END OF                             POLICY VALUE                                          CASH SURRENDER VALUE
    POLICY                   ASSUMING HYPOTHETICAL GROSS AND                           ASSUMING HYPOTHETICAL GROSS AND
     YEAR                    NET ANNUAL INVESTMENT RETURN OF                           NET ANNUAL INVESTMENT RETURN OF
                0.00% (Gross)       6.00% (Gross)        12.00% (Gross)    0.00% (Gross)       6.00% (Gross)         12.00% (Gross)
                 -1.61% (Net)        4.35% (Net)          10.30% (Net)      -1.61% (Net)        4.35% (Net)           10.30% (Net)

      1                   $620                 $666                  $713              $0                 $0                     $0
      2                 $1,213               $1,344                $1,482              $0                 $0                     $0
      3                 $1,779               $2,034                $2,311              $0                 $0                   $151
      4                 $2,315               $2,733                $3,206            $275               $693                 $1,166
      5                 $2,820               $3,439                $4,169            $900             $1,519                 $2,249
      6                 $3,432               $4,295                $5,354          $1,632             $2,495                 $3,554
      7                 $4,012               $5,166                $6,639          $2,332             $3,486                 $4,959
      8                 $4,561               $6,054                $8,036          $3,001             $4,494                 $6,476
      9                 $5,083               $6,962                $9,560          $3,643             $5,522                 $8,120
      10                $5,576               $7,890               $11,223          $4,256             $6,570                 $9,903
      15                $7,857              $13,146               $22,544          $7,137            $12,426                $21,824
      20                $9,605              $19,334               $40,910          $9,605            $19,334                $40,910
 30 (AGE 65)            $8,876              $32,944              $119,555          $8,876            $32,944               $119,555
 40 (AGE 75)              $970              $49,743              $326,852            $970            $49,743               $326,852
 50 (AGE 85)                $0              $67,911              $869,812              $0            $67,911               $869,812
 60 (AGE 95)                $0              $87,926            $2,253,049              $0            $87,926             $2,253,049

* Even though the Cash Surrender Value is 0, the Policy would not Lapse if it was in a No Lapse Period and the premiums paid, less withdrawals and indebtedness, equaled or exceeded the cumulative minimum monthly premiums. These hypothetical illustrataions assume the Insured has elected a 20 year No Lapse Period.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a numbers of factors, including investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averages 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for Individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                             FEMALE ISSUE AGE 35


               Specified Amount $100,000                                                     Tobacco Class
                 Annual Premium $1,000                                                    Level Death Benefit
                                        Using Guaranteed Cost Assumptions
                                                                                             DEATH BENEFIT*
    END OF                PREMIUMS                                                  ASSUMING HYPOTHETICAL GROSS AND
    POLICY              ACCUMULATED                                                 NET ANNUAL INVESTMENT RETURN OF
     YEAR                  AT 5%                                      0.00% (Gross)       6.00% (Gross)          12.00% (Gross)
                                                                       -1.61% (Net)        4.35% (Net)            10.30% (Net)
      1                           $1,050                                   $100,000             $100,000                 $100,000
      2                           $2,153                                   $100,000             $100,000                 $100,000
      3                           $3,310                                   $100,000             $100,000                 $100,000
      4                           $4,526                                   $100,000             $100,000                 $100,000
      5                           $5,802                                   $100,000             $100,000                 $100,000
      6                           $7,142                                   $100,000             $100,000                 $100,000
      7                           $8,549                                   $100,000             $100,000                 $100,000
      8                          $10,027                                   $100,000             $100,000                 $100,000
      9                          $11,578                                   $100,000             $100,000                 $100,000
      10                         $13,207                                   $100,000             $100,000                 $100,000
      15                         $22,657                                   $100,000             $100,000                 $100,000
      20                         $34,719                                   $100,000             $100,000                 $100,000
 30 (AGE 65)                     $69,761                                   $100,000             $100,000                 $116,143
 40 (AGE 75)                    $126,840                                         $0             $100,000                 $276,636
 50 (AGE 85)                    $219,815                                         $0                   $0                 $711,923
 60 (AGE 95)                    $371,263                                         $0                   $0               $1,717,233



    END OF                           POLICY VALUE                                             CASH SURRENDER VALUE
    POLICY                  ASSUMING HYPOTHETICAL GROSS AND                             ASSUMING HYPOTHETICAL GROSS AND
     YEAR                   NET ANNUAL INVESTMENT RETURN OF                             NET ANNUAL INVESTMENT RETURN OF
               0.00% (Gross)       6.00% (Gross)        12.00% (Gross)    0.00% (Gross)       6.00% (Gross)        12.00% (Gross)
                -1.61% (Net)        4.35% (Net)          10.30% (Net)      -1.61% (Net)        4.35% (Net)          10.30% (Net)

      1                  $619              $665                  $712                 $0                   $0                   $0
      2                $1,212            $1,343                $1,480                 $0                   $0                   $0
      3                $1,777            $2,032                $2,310                 $0                   $0                 $150
      4                $2,313            $2,731                $3,203               $273                 $691               $1,163
      5                $2,817            $3,436                $4,166               $897               $1,516               $2,246
      6                $3,287            $4,146                $5,201             $1,487               $2,346               $3,401
      7                $3,719            $4,857                $6,314             $2,039               $3,177               $4,634
      8                $4,116            $5,571                $7,515             $2,556               $4,011               $5,955
      9                $4,478            $6,288                $8,815             $3,038               $4,848               $7,375
      10               $4,805            $7,010               $10,223             $3,485               $5,690               $8,903
      15               $5,891           $10,642               $19,352             $5,171               $9,922              $18,632
      20               $5,849           $14,113               $33,552             $5,849              $14,113              $33,552
 30 (AGE 65)             $883           $19,032               $95,199               $883              $19,032              $95,199
 40 (AGE 75)               $0            $9,939              $258,538                 $0               $9,939             $258,538
 50 (AGE 85)               $0                $0              $678,022                 $0                   $0             $678,022
 60 (AGE 95)               $0                $0            $1,700,231                 $0                   $0           $1,700,231

* Even though the Cash Surrender Value is 0, the Policy would not Lapse if it was in a No Lapse Period and the premiums paid, less withdrawals and indebtedness, equaled or exceeded the cumulative minimum monthly premiums. These hypothetical illustration assume the Insured has elected a 20 year No Lapse Period.

The hypothetical rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a numbers of factors, including investment allocations made by an Owner and the actual investment experience of the Portfolios. The Policy Value, Cash Surrender Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averages 0.00%, 6.00% and 12.00% over a period of years, but also fluctuated above or below those averages for Individual Policy Years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                     FINANCIAL STATEMENTS - STATUTORY BASIS

                     PEOPLES BENEFIT LIFE INSURANCE COMPANY

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                     Peoples Benefit Life Insurance Company

                     Financial Statements - Statutory Basis

                  Years ended December 31, 2000, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors........................................1

Audited Financial Statements

Balance Sheets - Statutory Basis......................................3
Statements of Operations - Statutory Basis............................5
Statements of Changes in Capital and Surplus - Statutory Basis........6
Statements of Cash Flow - Statutory Basis.............................7
Notes to Financial Statements - Statutory Basis.......................8


Statutory-Basis Financial Statement Schedules

Summary of Investments - Other Than Investments in
  Related Parties....................................................31
Supplementary Insurance Information..................................32
Reinsurance..........................................................34


                         Report of Independent Auditors






The Board of Directors
Peoples Benefit Life Insurance Company


We have audited the accompanying statutory-basis balance sheets of Peoples Benefit Life Insurance Company, an indirect wholly-owned subsidiary of AEGON N.V., as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2000. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Peoples Benefit Life Insurance Company at December 31, 2000 and 1999, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2000.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Benefit Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.



Des Moines, Iowa
February 15, 2001

                    Peoples Benefit Life Insurance Company

                       Balance Sheets - Statutory Basis
               (Dollars in thousands, except per share amounts)




                                                                   DECEMBER 31
                                                                2000        1999
                                                             ------------------------
ADMITTED ASSETS
Cash and invested assets:
  Cash and short-term investments                            $   151,922 $   174,117
  Bonds                                                        3,353,083   3,219,493
  Stocks:
   Preferred                                                      99,754     160,990
   Common (cost: 2000 - $206,802; 1999 - $180,645)               208,711     201,185
   Common stocks sold, but not yet purchased
     [cost: 2000 - $(169,780); 1999 - $(137,497)]               (116,725)   (147,374)
   Affiliated entity (cost: 2000 - $202,706;
     1999 - $202,606)                                            564,103     515,075
  Mortgage loans on real estate                                1,696,380   1,933,540
  Real estate                                                      7,029       7,605
  Policy loans                                                   165,450     159,161
  Other invested assets                                          258,898     316,696
                                                             ------------------------
Total cash and invested assets                                 6,388,605   6,540,488

Premiums deferred and uncollected                                 40,631      45,553
Accrued investment income                                         62,042      64,418
Receivable from affiliates                                        73,368      42,290
Federal income taxes recoverable                                       -       2,709
Transfers to separate accounts due or accrued                      7,167       3,781
Other assets                                                      36,627      20,577
Separate account assets                                        6,875,688   6,505,330




                                                             ------------------------
Total admitted assets                                        $13,484,128 $13,225,146
                                                             ========================

                                                            DECEMBER 31
                                                         2000        1999
                                                      ------------------------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for policies and contracts:
   Life                                               $ 1,138,729 $ 1,099,807
   Annuity                                              2,491,651   2,840,176
   Accident and health                                     79,926      79,058
  Policy and contract claim reserves:
   Life                                                    25,210      27,588
   Accident and health                                     29,271      33,522
  Policyholder contract deposits                        1,455,290   1,224,174
  Other policyholders' funds                              568,954     514,060
  Remittances and items not allocated                       4,192       6,814
  Asset valuation reserve                                 198,086     163,728
  Interest maintenance reserve                              1,808      10,502
  Net short-term notes payable to affiliates               19,700     104,500
  Payable for securities                                    1,755           -
  Federal income taxes payable                              6,808           -
  Other liabilities                                        72,837      84,459
  Separate account liabilities                          6,875,688   6,505,330
                                                      ------------------------
Total liabilities                                      12,969,905  12,693,718

Commitments and contingencies (Note 9)

Capital and surplus:
  Common stock, $11 par value, 1,145,000 shares
   authorized, issued and outstanding                      12,595      12,595
  Preferred stock, $11 par value, $240
   liquidation value, 2,290,000 shares
   authorized, issued and outstanding                      25,190      25,190
  Paid-in surplus                                           2,583       2,583
  Unassigned surplus                                      473,855     491,060
                                                      ------------------------
Total capital and surplus                                 514,223     531,428
                                                      ------------------------
Total liabilities and capital and surplus             $13,484,128 $13,225,146
                                                      ========================


See accompanying notes.

                    Peoples Benefit Life Insurance Company

                  Statements of Operations - Statutory Basis
                             (Dollars in thousands)


                                                                     YEAR ENDED DECEMBER 31
                                                                  2000        1999        1998
                                                             --------------------------------------
Revenues:
  Premiums and other considerations, net of reinsurance:
   Life                                                      $   169,219 $   171,343 $   165,442
   Annuity                                                     1,703,944   1,358,289   1,584,173
   Accident and health                                           134,058     132,842     133,490
  Net investment income                                          406,413     451,064     512,102
  Amortization of interest maintenance
   reserve                                                         7,095       8,274       7,046
  Commissions and expense allowances on
   reinsurance ceded                                               6,025       5,474       4,542
  Separate account fee income                                     26,736      23,824      19,494
  Other                                                            1,893       3,659      (9,666)
                                                             --------------------------------------
                                                               2,455,383   2,154,769   2,416,623
Benefits and expenses:
  Benefits paid or provided for:
   Life benefits                                                 106,613     189,648     207,521
   Surrender benefits                                          1,249,431   1,453,339   1,338,387
   Accident and health benefits                                   72,339      75,768      75,372
   Other benefits                                                227,348      95,045      89,301
   Increase (decrease) in aggregate
     reserves for policies and contracts:
     Life                                                         25,687     (14,358)    (27,717)
     Annuity                                                    (348,513)   (285,876)   (210,997)
     Accident and health                                             686      (2,734)     (2,347)
     Other                                                       253,298    (524,156)     32,453
                                                             --------------------------------------
                                                               1,586,889     986,676   1,501,973
  Insurance expenses:
   Commissions                                                    39,456      34,986      46,200
   General insurance expenses                                     71,439      97,381      75,102
   Taxes, licenses and fees                                       11,847       8,705       8,037
   Net transfers to separate accounts                            611,475     889,687     652,622
   Other expenses                                                 30,868      15,249         199
                                                             --------------------------------------
                                                                 765,085   1,046,008     782,160
                                                             --------------------------------------
                                                               2,351,974   2,032,684   2,284,133
                                                             --------------------------------------
Gain from operations before federal
  income tax expense and net realized
  capital gains (losses) on investments                          103,409     122,085     132,490
Federal income tax expense                                        11,864      37,277      32,960
                                                             --------------------------------------
Gain from operations before net realized
  capital gains (losses) on investments                           91,545      84,808      99,530

Net realized capital gains (losses) on investments (net of
related federal income taxes and amounts transferred to
(from) interest maintenance reserve)                              (5,728)      4,230      27,621
                                                             --------------------------------------
Net income                                                   $    85,817   $  89,038 $   127,151
                                                             ======================================

See accompanying notes.

                    Peoples Benefit Life Insurance Company

        Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in thousands)





                                                                             TOTAL
                                COMMON    PREFERRED   PAID-IN   UNASSIGNED CAPITAL AND
                                 STOCK      STOCK     SURPLUS    SURPLUS     SURPLUS
                               -------------------------------------------------------
Balance at January 1, 1998      $12,595    $25,190    $2,583    $589,903   $630,271
  Net income                          -          -         -     127,151    127,151
  Change in net unrealized
   capital gains/losses               -          -         -     (15,584)   (15,584)
  Change in non-admitted
   assets                             -          -         -       9,324      9,324
  Change in liability for
   reinsurance in
   unauthorized companies             -          -         -         (27)       (27)
  Change in asset valuation
   reserve                            -          -         -     (25,363)   (25,363)
  Change in surplus in
   separate accounts                  -          -         -       3,581      3,581
  Dividends to stockholders           -          -         -    (160,000)  (160,000)
  Tax benefits on stock
   options exercised                  -          -         -       4,119      4,119
                               -------------------------------------------------------
Balance at December 31, 1998     12,595     25,190     2,583     533,104    573,472
  Net income                          -          -         -      89,038     89,038
  Change in net unrealized
   capital gains/losses               -          -         -      44,119     44,119
  Change in non-admitted
   assets                             -          -         -       8,328      8,328
  Change in liability for
   reinsurance in
   unauthorized companies             -          -         -          19         19
  Change in asset valuation
   reserve                            -          -         -     (28,900)   (28,900)
  Change in surplus in
   separate accounts                  -          -         -      (3,854)    (3,854)
  Dividends to stockholders           -          -         -    (160,000)  (160,000)
  Tax benefits on stock
   options exercised                  -          -         -       5,629      5,629
  Other                               -          -         -       3,577      3,577
                               -------------------------------------------------------
Balance at December 31, 1999     12,595     25,190     2,583     491,060    531,428
  Net income                          -          -         -      85,817     85,817
  Change in net unrealized
   capital gains/losses               -          -         -      53,236     53,236
  Change in non-admitted
   assets                             -          -         -      (2,932)    (2,932)
  Change in liability for
   reinsurance in
   unauthorized companies             -          -         -           8          8
  Change in asset valuation
   reserve                            -          -         -     (34,358)   (34,358)
  Dividends to stockholders           -          -         -    (120,000)  (120,000)
  Tax benefits on stock
   options exercised                  -          -         -       1,368      1,368
  Other                               -          -         -        (344)      (344)
                               -------------------------------------------------------
Balance at December 31, 2000    $12,595    $25,190    $2,583    $473,855   $514,223
                               =======================================================


See accompanying notes.

                    Peoples Benefit Life Insurance Company

                  Statements of Cash Flow - Statutory Basis
                             (Dollars in thousands)


                                                                     YEAR ENDED DECEMBER 31
                                                                  2000        1999        1998
                                                               ------------------------------------
OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance         $2,016,610  $1,700,093  $1,884,760
Net investment income                                            408,946     469,515     529,718
Life claims                                                     (108,984)   (192,568)   (198,317)
Surrender benefits and other fund withdrawals                 (1,249,431) (1,453,339) (1,338,387)
Disability benefits under accident and health policies           (76,590)    (71,800)    (73,604)
Other benefits to policyholders                                 (195,096)    (94,512)    (89,304)
Commissions, other expenses and other taxes                     (150,732)   (139,867)   (136,417)
Net transfers to separate accounts                              (584,745)   (865,863)   (633,128)
Federal income taxes, excluding tax on capital gains                (979)    (22,200)    (40,998)
Other, net                                                       (51,896)   (145,568)     78,339
                                                               ------------------------------------
Net cash provided by (used in) operating activities                7,103    (816,109)    (17,338)


INVESTING ACTIVITIES
Proceeds from investments sold,matured or repaid:
  Bonds and preferred stocks                                   1,788,570   2,402,706   2,370,321
  Common stocks                                                   92,695     369,991     275,513
  Mortgage loans on real estate                                  311,269     368,121     732,217
  Real estate                                                      1,373       3,645       7,733
  Policy loans, net                                                    -           -         727
  Other                                                           86,702      19,222      51,375
                                                               ------------------------------------
                                                               2,280,609   3,163,685   3,437,886
Cost of investments acquired:
  Bonds and preferred stocks                                  (1,899,094) (1,411,300) (2,316,926)
  Common stocks                                                  (81,840)   (490,887)   (293,534)
  Mortgage loans on real estate                                  (80,776)   (265,166)   (485,488)
  Real estate                                                       (995)     (7,572)          -
  Policy loans, net                                               (6,289)     (4,458)          -
  Other                                                          (36,113)    (29,650)   (118,648)
                                                               ------------------------------------
                                                              (2,105,107) (2,209,033) (3,214,596)
                                                               ------------------------------------
Net cash provided by investing activities                        175,502     954,652     223,290


FINANCING ACTIVITIES
Issuance (repayment) of short-term
  intercompany notes payable, net                                (84,800)      2,207     102,293
Dividends paid to stockholders                                  (120,000)   (160,000)   (160,000)
Other                                                                  -           -           -
                                                               ------------------------------------
Net cash used in financing activities                           (204,800)   (157,793)    (57,707)
                                                               ------------------------------------
Increase (decrease) in cash and short-term investments           (22,195)    (19,250)    148,245


Cash and short-term investments at beginning of year             174,117     193,367      45,122
                                                               ------------------------------------
Cash and short-term investments at end of year                $  151,922   $ 174,117   $ 193,367
                                                               ====================================

See accompanying notes.

                     Peoples Benefit Life Insurance Company

                 Notes to Financial Statements - Statutory Basis
                             (Dollars in thousands)

                                December 31, 2000



1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Peoples Benefit Life Insurance Company (the "Company") is a stock life and health insurance company. The Company is directly owned by Monumental Life Insurance Company 76%, Capital Liberty Limited Partnership ("CLLP") 20%, and Commonwealth General Corporation 4%. CLLP also owns 100% of the preferred stock of the Company. Each of these companies are indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company wholly owns an insurance subsidiary, Veterans Life Insurance Company.

NATURE OF OPERATIONS

The Company sells and services life and accident and health insurance products, primarily utilizing direct response methods, such as television, telephone, mail and third-party programs to reach low to middle-income households nationwide. The Company also sells and services group and individual accumulation products, primarily utilizing brokers, fund managers, financial planners, stock brokerage firms and a mutual fund.

BASIS OF PRESENTATION

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa ("Insurance Department"), which practices differ in some respects from accounting principles generally accepted in the United States. The more significant of these differences are as follows:
(a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications;
(b) common stocks sold but not yet purchased are reported as liabilities for GAAP purposes; (c) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

policies or over the estimated gross profit stream; (d) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (e) certain separate accounts provide policyholders with a guaranteed return; these separate accounts are included in the general account assets and liabilities for GAAP purposes due to the nature of the guaranteed return; (f) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (g) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (h) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities;
(i) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (j) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (k) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (l) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (m) pension expense is recorded as amounts are paid; (n) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (o) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus; and (p) the financial statements of wholly-owned affiliates are not consolidated with those of the Company. The effects of these variances have not been determined by the Company but are presumed to be material.

The National Association of Insurance Commissioners ("NAIC") has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The State of Iowa has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported as an adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND SHORT-TERM INVESTMENTS

For purposes of the statements of cash flow, the Company considers all highly liquid investments with remaining maturities of one year or less when purchased to be short-term investments.

INVESTMENTS

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accretion of discounts. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated companies, which include shares of mutual funds, are carried at market. Common stocks sold but not yet purchased are carried at market as a contra asset. Common stock of the Company's wholly-owned insurance subsidiary is recorded at the equity in statutory-basis net assets. Real estate is reported at cost less allowances for depreciation. Depreciation of real estate is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various limited partnerships, which are recorded at equity in underlying net assets, and derivative financial instruments. These instruments consist primarily of interest rate swap agreements, including basis swaps, and futures, are valued consistently with the hedged item. Hedges of fixed income assets and/or liabilities are valued at amortized cost. Hedges of items carried at fair value are valued at fair value. Derivatives which cease to be effective hedges are valued at fair value. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

Common stocks sold but not yet purchased represents obligations of the Company to deliver specified securities at contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current amount recognized in the financial statements. The Insurance Division, Department of Commerce, of the State of Iowa has approved the Company's accounting for common stocks sold but not yet purchased as a permitted practice.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve ("AVR") is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve ("IMR"), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. During 2000, 1999 and 1998, the Company excluded investment income due and accrued of $4,641, $1,992 and $1,503, respectively, with respect to such practices.

The Company uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company entered into several interest rate swap contracts to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

AGGREGATE POLICY RESERVES

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

POLICY AND CONTRACT CLAIM RESERVES

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are comprised primarily of guaranteed investment contracts (GICs). The GICs consist of three types. One type is guaranteed as to principal along with interest guarantees based upon predetermined indices. The second type guarantees principal and interest but also includes a penalty if the contract is surrendered early. The third type guarantees principal and interest and is non-surrenderable before the fixed maturity date. Policy reserves on the GICs are determined following the retrospective deposit method and consist of contract values that accrue to the benefit of the policyholder.

SEPARATE ACCOUNTS

Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $1,117,396, $1,266,608 and $858,751 in 2000, 1999 and 1998, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Certain separate account assets and liabilities reported in the accompanying financial statements contain contractual guarantees. Guaranteed separate accounts represent funds invested by the Company for the benefit of individual contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations.

STOCK OPTION PLAN

AEGON N.V. sponsors a stock option plan that includes eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.


2. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

  Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for common stock securities are based on quoted market prices.

  Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

  Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

  Interest rate swaps and forward-rate agreements: Estimated fair value of interest rate swaps and forward-rate agreements are based on pricing models or formulas using current assumptions.

  Net short-term notes payable to affiliates: The fair values for short-term notes payable to affiliates are assumed to equal their carrying amount.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                    DECEMBER 31
                                           2000                     1999
                                  -----------------------  -----------------------
                                   CARRYING                CARRYING
                                    AMOUNT    FAIR VALUE     AMOUNT   FAIR VALUE
                                  ----------------------- ------------------------
  ADMITTED ASSETS
  Cash and short-term
   investments                    $  151,922  $  151,922   $  174,117 $  174,117
  Bonds                            3,353,083   3,237,804    3,219,493  3,087,002
  Preferred stocks                    99,754      85,855      160,990    158,736
  Common stocks                       91,986      91,986       53,811     53,811
  Mortgage loans on real estate    1,696,380   1,744,171    1,933,540  1,895,672
  Policy loans                       165,450     165,450      159,161    159,161
  Separate account assets          6,875,688   6,875,688    6,505,330  6,505,330

  LIABILITIES
  Investment contract liabilities  3,324,377   3,298,726    3,283,269  3,245,239
  Separate account liabilities     6,823,691   6,676,551    6,414,824  6,264,434
  Short-term notes payable
   to affiliates                      19,700      19,700      104,500    104,500
  Interest rate swaps                     28      (3,650)        (212)    (2,789)
  Forwards                             1,818       1,818          (71)       (71)



3. INVESTMENTS

Statutory-basis financial information of the Company's wholly-owned insurance subsidiary, Veterans Life Insurance Company, is summarized as follows:

                                                        DECEMBER 31
                                                     2000        1999
                                                  ------------------------
  SUMMARY STATUTORY-BASIS BALANCE SHEETS
  Cash and invested assets                          $762,748   $715,766
  Other assets                                        39,201     38,247
                                                  ------------------------
  Total admitted assets                             $801,949   $754,013
                                                  ========================

  Insurance reserves                                $197,542   $192,021
  Other liabilities                                   40,304     46,917
  Capital and surplus                                564,103    515,075
                                                  ------------------------
  Total liabilities and capital and surplus         $801,949   $754,013
                                                  ========================

                    Peoples Benefit Life Insurance Company

                            (Dollars in thousands)




3. INVESTMENTS (CONTINUED)


                                            YEAR ENDED DECEMBER 31
                                        2000         1999        1998
                                     -------------------------------------
  SUMMARY STATUTORY-BASIS
   STATEMENTS OF INCOME
  Revenues                           $ 148,023   $ 145,549    $ 152,851
  Expenses and taxes                   106,393     102,850      113,042
                                     -------------------------------------
  Net income                         $  41,630   $  42,699    $  39,809
                                     =====================================

In addition, the Company owns 100% of Coverna Direct Insurance Services, Inc. at December 31, 2000. The related cost of this subsidiary was $100.

The carrying amounts and estimated fair values of investments in debt securities were as follows:

                                                          GROSS        GROSS     ESTIMATED
                                            CARRYING    UNREALIZED   UNREALIZED    FAIR
                                             AMOUNT       GAINS        LOSSES      VALUE
                                           -------------------------------------------------
  DECEMBER 31, 2000
  Bonds:
   United States Government and agencies   $  108,176   $ 2,219     $  2,534   $  107,861
   State, municipal and other
     government                                42,425     1,847        4,378       39,894
   Public utilities                           200,827     3,092        7,378      196,541
   Industrial and miscellaneous             1,889,938    42,160      144,622    1,787,476
   Mortgage and other
     asset-backed securities                1,111,717     4,892       10,577    1,106,032
                                           -------------------------------------------------
                                            3,353,083    54,210      169,489    3,237,804
  Preferred stocks                             99,754     8,468       22,367       85,855
                                           -------------------------------------------------
                                           $3,452,837   $62,678     $191,856   $3,323,659
                                           =================================================

  DECEMBER 31, 1999
  Bonds:
   United States Government and
     agencies                              $  166,209   $   481     $ 10,690    $  156,000
   State, municipal and other
     government                                53,453       624          985        53,092
   Public utilities                           202,180       820       12,594       190,406
   Industrial and miscellaneous             1,950,758    23,903      114,196     1,860,465
   Mortgage and other
     asset-backed securities                  846,893    10,679       30,533       827,039
                                           -------------------------------------------------
                                            3,219,493    36,507      168,998     3,087,002
  Preferred stocks                            160,990    19,387       21,641       158,736
                                           -------------------------------------------------
                                           $3,380,483   $55,894     $190,639    $3,245,738
                                           =================================================

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




3. INVESTMENTS (CONTINUED)

The carrying amounts and estimated fair values of bonds at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             CARRYING         ESTIMATED
                                                                              AMOUNT         FAIR VALUE
                                                                         -----------------------------------

   Due in one year or less                                                  $     18,607     $     18,597
   Due after one year through five years                                         450,441          426,294
   Due after five years through ten years                                        302,911          284,594
   Due after ten years through fifteen years                                     309,590          312,502
   Due after fifteen years through twenty years                                  233,784          218,797
   Due after twenty years                                                        926,033          870,988
                                                                         -----------------------------------
                                                                               2,246,366        2,131,772
   Mortgage and other asset-backed securities                                  1,111,717        1,106,032
                                                                         -----------------------------------
                                                                              $3,353,083       $3,237,804
                                                                         ===================================

A detail of net investment income is presented below:

                                                                        YEAR ENDED DECEMBER 31
                                                                 2000           1999            1998
                                                            -----------------------------------------------

   Interest on bonds and preferred stocks                        $254,807       $291,841        $337,793
   Dividends on equity investments                                  1,063           (120)          3,824
   Interest on mortgage loans                                     144,529        151,329         161,897
   Rental income on real estate                                     1,114            128             327
   Interest on policy loans                                         7,587          7,508           4,645
   Other investment income                                         17,651         24,274          28,830
                                                            -----------------------------------------------
   Gross investment income                                        426,751        474,960         537,316
   Less investment expenses                                        20,338         23,896          25,214
                                                            -----------------------------------------------
   Net investment income                                         $406,413       $451,064        $512,102
                                                            ===============================================

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




3. INVESTMENTS (CONTINUED)

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                             2000              1999             1998
                                                       ----------------------------------------------------

   Proceeds                                              $   1,788,570      $  2,402,706     $  2,370,321
                                                       ====================================================

   Gross realized gains                                  $      62,925      $     87,770     $     67,577
   Gross realized losses                                       (64,750)          (60,911)         (22,015)
                                                       ----------------------------------------------------
   Net realized gains (losses)                           $      (1,825)     $     26,859     $     45,562
                                                       ====================================================

At December 31, 2000, investments with an aggregate carrying amount of $3,916 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                                   REALIZED
                                                                  -------------------------------------------
                                                                            YEAR ENDED DECEMBER 31
                                                                      2000          1999           1998
                                                                  -------------------------------------------

   Debt securities                                                   $ (1,825)      $26,859       $45,562
   Short-term investments                                                   -           (58)          127
   Equity securities                                                    4,371       (35,221)        6,098
   Mortgage loans on real estate                                       (1,693)        2,352         6,921
   Real estate                                                            (20)         (301)         (243)
   Other invested assets                                                2,796        26,414        16,592
                                                                  -------------------------------------------
                                                                        3,629        20,045        75,057

   Federal income tax effect                                          (10,956)      (13,170)      (17,257)
   Transfer from (to) interest maintenance reserve                      1,599        (2,645)      (30,179)
                                                                  -------------------------------------------
   Net realized gains (losses)                                       $ (5,728)      $ 4,230       $27,621
                                                                  ===========================================

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




3. INVESTMENTS (CONTINUED)

                                                                           CHANGE IN UNREALIZED
                                                               ----------------------------------------------
                                                                          YEAR ENDED DECEMBER 31
                                                                    2000           1999            1998
                                                               ----------------------------------------------

   Bonds                                                           $ (8,769)      $(15,291)       $    (78)
   Preferred stocks                                                 (27,883)        (5,657)        (10,690)
   Common stocks                                                     93,229         71,870             760
   Mortgage loans                                                    (4,575)        (6,724)         (5,553)
   Other invested assets                                              1,234            (79)            (23)
                                                               ----------------------------------------------
   Change in unrealized                                            $ 53,236       $ 44,119        $(15,584)
                                                               ==============================================

Gross unrealized gains and gross unrealized losses on common stocks were as follows:

                                                                                       DECEMBER 31
                                                                                   2000            1999
                                                                              -------------------------------

   Unrealized gains                                                                $451,546        $356,813
   Unrealized losses                                                                (35,185)        (33,681)
                                                                              -------------------------------
   Net unrealized gains                                                            $416,361        $323,132
                                                                              ===============================

During 2000, the Company issued mortgage loans with interest rates ranging from 8.94% to 9.42%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 58%. Mortgage loans with a carrying value of $821 were non-income producing for the previous twelve months. Accrued interest of $115 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




3. INVESTMENTS (CONTINUED)

During 2000 and 1999, mortgage loans of $1,260 and $7,567, respectively, were foreclosed and transferred to real estate. At December 31, 2000 and 1999, the Company held a mortgage loan loss reserve in the asset valuation reserve of $27,051 and $26,509, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                GEOGRAPHIC DISTRIBUTION                            PROPERTY TYPE DISTRIBUTION
   ---------------------------------------------------  --------------------------------------------------
                                      DECEMBER 31                                         DECEMBER 31
                                     2000      1999                                     2000      1999
                                   -------------------                                 -------------------

   Pacific                            26%      26%      Office                           25%      26%
   South Atlantic                     17       18       Residential                      20       24
   Middle Atlantic                    20       18       Apartment                        17       16
   E. North Central                   18       17       Retail                           17       16
   W. South Central                    5        6       Agricultural                     10        9
   Mountain                            3        3       Industrial                        7        7
   W. North Central                    4        4       Hotel/Motel                       2        2
   E. South Central                    4        5       Other                             2        -
   New England                         3        3

At December 31, 2000, the Company had two investments (excluding U. S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve.

                     SECURITY NAME                                                      CARRYING VALUE
-----------------------------------------------------------------------------------------------------------

Amortizing Residential Collateral Trust                                                   $187,387
Salomon Bros. Mortgage Securities                                                           81,587

The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. Those instruments include interest rate exchange agreements (swaps), options, forward contracts and futures contracts, and all involve elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




3. INVESTMENTS (CONTINUED)

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

At December 31, 2000 and 1999, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                                 NOTIONAL AMOUNT
                                                                             2000              1999
                                                                       ------------------------------------
   Derivative securities:
     Interest rate swaps:
       Receive fixed - pay floating                                          $  462,719        $405,100
       Receive floating - pay floating                                          779,000         574,282
       Receive floating - pay fixed                                             203,159         174,345
     Forward contracts                                                        2,900,000         334,200

The Company utilizes futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the account as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains or losses. When the contracts are closed, the account recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Company's cost basis in the contract. The Company recognized net realized gains (losses) from futures contracts in the amount of $(9,917), $9,713 and $10,385 for the years ended December 31, 2000, 1999 and 1998, respectively.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




3. INVESTMENTS (CONTINUED)

Open futures contracts at December 31, 2000 and 1999 were as follows:

                                                       OPENING          YEAR-END
         NUMBER OF                CONTRACT              MARKET           MARKET
         CONTRACTS                  TYPE                VALUE            VALUE
     ------------------- --------------------------- ------------- -------------------

     December 31, 2000:

                                  S&P 500
            139              March 2001 Futures        $47,465          $46,391

     December 31, 1999:

                                  S&P 500
            196              March 2000 Futures        $69,832          $72,726

The Company's use of futures contracts may expose the Company to certain risks. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged. Unexpected adverse price movements could cause the Company's hedging strategy to be unsuccessful and result in losses.


4. REINSURANCE

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                                    YEAR ENDED DECEMBER 31
                                                            2000              1999             1998
                                                     ------------------------------------------------------

   Direct premiums                                         $1,664,780        $1,559,509       $1,618,574
   Reinsurance assumed                                        362,664           119,418          274,237
   Reinsurance ceded                                          (20,223)          (16,453)          (9,706)
                                                     ------------------------------------------------------
   Net premiums earned                                     $2,007,221        $1,662,474       $1,883,105
                                                     ======================================================

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




4. REINSURANCE (CONTINUED)

The reinsurance assumed reflected in the table above includes premiums assumed from related parties of $284,702, $40,414 and $197,997 for the years ended December 31, 2000, 1999 and 1998, respectively. The related aggregate reserves for policies and contracts are $2,206,975 and $2,164,498 at December 31, 2000 and 1999, respectively.

The Company received reinsurance recoveries in the amount of $11,960, $14,100 and $3,102 during 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $7,262 and $1,007, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2000 and 1999 of $11,106 and $22,003, respectively.


5. INCOME TAXES

For federal income tax purposes, the Company joins in a consolidated income tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

                                                                    YEAR ENDED DECEMBER 31
                                                            2000              1999             1998
                                                     ------------------------------------------------------
   Computed tax (benefit) at federal statutory rate
     (35%)                                                  $36,193            $42,730          $46,371
   Deferred acquisition cost                                   (795)             1,065            3,916
   Tax reserve valuation                                       (282)            (2,449)          (1,755)
   Excess tax depreciation                                     (124)              (196)             888
   Amortization of IMR                                       (2,483)            (2,896)          (2,466)
   Dividend received deduction                               (1,054)              (786)            (547)
   Prior year under (over) accrual                           (3,235)             5,019          (10,723)
   Low-income housing credits                               (10,899)           (10,233)          (7,467)
   Other, net                                                (5,457)             5,023            4,743
                                                     ------------------------------------------------------
   Federal income tax expense                               $11,864            $37,277          $32,960
                                                     ======================================================

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




5. INCOME TAXES (CONTINUED)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to net realized capital gains on investments due to differences in book and tax asset bases at the time certain investments are sold.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($17,425 at December 31, 2000). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $6,099.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1992. An examination is underway for years 1993 through 1997.


6. POLICY AND CONTRACT ATTRIBUTES

Participating life insurance policies are issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted approximately 11% of ordinary life insurance in force at December 31, 2000 and 1999.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relates to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

                                                                        DECEMBER 31
                                                           2000                            1999
                                                ---------------------------     ----------------------------
                                                                 PERCENT                          PERCENT
                                                    AMOUNT       OF TOTAL           AMOUNT       OF TOTAL
                                                ---------------------------     ----------------------------
   Subject to discretionary withdrawal with
     market value adjustment                     $  1,423,426        12%         $  1,177,190        10%
   Subject to discretionary withdrawal at
     book value less surrender charge                  72,292         1                74,069         1
   Subject to discretionary withdrawal at
     market value                                   6,259,441        55             6,287,475        57
   Subject to discretionary withdrawal at
     book value (minimal or no charges or
     adjustments)                                   1,142,395        10             1,391,793        13
   Not subject to discretionary withdrawal
     provision                                      2,495,064        22             2,127,949        19
                                                ---------------------------     ----------------------------
                                                   11,392,618       100%           11,058,476       100%
   Less reinsurance ceded                                   -                           9,791
                                                ---------------                 ---------------
   Total policy reserves on annuities and
     deposit fund liabilities                     $11,392,618                     $11,048,685
                                                ===============                 ===============

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2000 and 1999, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

                                                                GROSS          LOADING           NET
                                                            -----------------------------------------------
   DECEMBER 31, 2000
   Life and annuity:
     Ordinary direct first year business                         $ 2,648        $ 1,614          $ 1,034
     Ordinary direct renewal business                             18,871          5,752           13,119
     Group life direct business                                   35,103          9,998           25,105
     Reinsurance ceded                                              (216)             -             (216)
                                                            -----------------------------------------------
   Total life and annuity                                         56,406         17,364           39,042

   Accident and health:
     Direct                                                          858              -              858
     Reinsurance assumed                                             830              -              830
     Reinsurance ceded                                               (99)             -              (99)
                                                            -----------------------------------------------
   Total accident and health                                       1,589              -            1,589
                                                            -----------------------------------------------
                                                                 $57,995        $17,364          $40,631
                                                            ===============================================

   DECEMBER 31, 1999
   Life and annuity:
     Ordinary direct first year business                         $ 2,245        $ 1,525          $   720
     Ordinary direct renewal business                             19,812          5,939           13,873
     Group life direct business                                   36,054          9,824           26,230
     Reinsurance ceded                                              (301)             -             (301)
                                                            -----------------------------------------------
   Total life and annuity                                         57,810         17,288           40,522

   Accident and health:
     Direct                                                        2,727              -            2,727
     Reinsurance assumed                                           2,418              -            2,418
     Reinsurance ceded                                              (114)             -             (114)
                                                            -----------------------------------------------
   Total accident and health                                       5,031              -            5,031
                                                            -----------------------------------------------
                                                                 $62,841        $17,288          $45,553
                                                            ===============================================

At December 31, 2000 and 1999, the Company had insurance in force aggregating $42,245 and $60,234, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Department. The Company established policy reserves of $596 and $415 to cover these deficiencies at December 31, 2000 and 1999, respectively.

Separate accounts held by the Company represent funds held for individual policyholders. The assets in the separate accounts, carried at estimated fair value, consist of common stocks (including mutual funds), mortgage loans, long-term bonds and cash.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

Information regarding the separate accounts of the Company is as follows:

                                                               NONINDEXED
                                               GUARANTEED      GUARANTEED
                                                 INDEXED      LESS THAN 4%      NONGUARANTEED       TOTAL
                                              -----------------------------------------------------------------
   Premiums, deposits and other
     considerations for the year ended
     December 31, 2000                           $425,000       $    180           $  692,216     $1,117,396
                                              =================================================================

   Reserves for separate accounts as of
     December 31, 2000                           $448,397       $115,855           $6,279,543     $6,843,795
                                              =================================================================

   Reserves by withdrawal characteristics
     as of December 31, 2000:
     With market value adjustment                $166,695       $115,855           $         -    $  282,550
     At market value                                    -              -            6,279,543      6,279,543

     Not subject to discretionary withdrawal      281,702              -                    -        281,702
                                              -----------------------------------------------------------------
   Total                                         $448,397       $115,855           $6,279,543     $6,843,795
                                              =================================================================

   Premiums, deposits and other
     considerations for the year ended
     December 31, 1999                           $ 51,684       $    193           $1,214,731     $1,266,608
                                              =================================================================

   Reserves for separate accounts as of
     December 31, 1999                           $ 59,254       $127,349           $6,311,851     $6,498,454
                                              =================================================================

   Reserves by withdrawal characteristics
     as of December 31, 1999:
     With market value adjustment                $ 59,254       $127,349           $  382,840     $  569,443
     At market value                                    -              -            5,929,011      5,929,011
                                              -----------------------------------------------------------------
   Total                                         $ 59,254       $127,349           $6,311,851     $6,498,454
                                              =================================================================

   Premiums, deposits and other
     considerations for the year ended
     December 31, 1998                           $      -       $    189           $  858,562     $  858,751
                                              =================================================================

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

A reconciliation of the amounts transferred to and from the Company's separate accounts is presented below:

                                                                          YEAR ENDED DECEMBER 31
                                                                    2000            1999           1998
                                                              -----------------------------------------------
   Transfers as reported in the Summary of
     Operations of the Company's separate
     accounts annual statement:
     Transfers to separate accounts                                $1,117,396      $1,266,608      $858,751
     Transfers from separate accounts                                (513,348)       (384,653)     (218,416)
                                                              -----------------------------------------------
   Net transfers to separate accounts                                 604,048         881,955       640,335
   Reconciling adjustments:
     Other transfers to modified separate account                       7,427           7,732        12,287
                                                              -----------------------------------------------
                                                                        7,427           7,732        12,287
                                                              -----------------------------------------------
   Transfers as reported in the Summary of
     Operations of the Company's Life,
     Accident & Health Annual Statement                            $  611,475      $  889,687      $652,622
                                                              ===============================================


7. DIVIDEND RESTRICTIONS

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of
(1) 10 percent of the Company's statutory capital and surplus as of the preceding December 31, or (2) the Company's statutory net income before net realized capital gains on investments for the preceding year. Subject to availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2001, without prior regulatory approval, is $91,545.

The Company paid dividends to its stockholders of $120,000, $160,000 and $160,000 in 2000, 1999 and 1998, respectively.


8. RELATED PARTY TRANSACTIONS

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2000, 1999 and 1998, the Company paid $34,205, $38,750 and $1,390, respectively, for these services, which approximates their costs to the affiliates.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




8. RELATED PARTY TRANSACTIONS (CONTINUED)

Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 6.37% at December 31, 2000. During 2000 and 1999, the Company received net interest of $2,016 and $3,123, respectively, from affiliates.

At December 31, 2000 and 1999, the Company had short-term notes receivable from affiliates of $184,500 and short-term notes payable to affiliates of $204,200. At December 31, 1999, this consists entirely of short-term notes payable to affiliates. Interest on these notes accrues at rates ranging from 6.48% to 6.52% at December 31, 2000 and 5.30% to 5.90% at December 31, 1999.

The Company participates in various benefit plans sponsored by AEGON and the related costs allocated to the Company are not significant.

The Company has 2,290,000 shares of redeemable preferred stock outstanding, all of which are owned by CLLP. The preferred stock has a par value of $11 per share and a liquidation value of $240 per share. CLLP is entitled to receive a cumulative dividend equal to 8-1/2 percent per annum of the liquidation value of the preferred stock. The Company may redeem all or any portion of the preferred stock at the liquidation value commencing December 18, 2000.


9. COMMITMENTS AND CONTINGENCIES

The Company may lend portfolio securities to approved brokers and other parties to earn additional income. The Company receives collateral against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of loaned securities is determined at the close of business and any additional required collateral is delivered to the Company on the next business day. Although risk is mitigated by collateral, the Company could experience a delay in recovering its securities and possible loss of income or value if the borrower fails to return them. At December 31, 2000, the value of securities loaned amounted to $83,376.

During 2000, the Company incurred a loss of $30,469 related to the unsuccessful development of an agency and marketing organization. In 1999, the Company incurred a loss of $15,083 due to its inability to recover claims paid on a failed reinsurance contract. Both of these items are included in other expenses in the statement of operations. The Company does not expect any future funding commitments for either of these events.

                     Peoples Benefit Life Insurance Company

                             (Dollars in thousands)




9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $14,237 and $13,770 and an offsetting premium tax benefit of $3,516 and $4,884 at December 31, 2000 and 1999, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies.

                     Peoples Benefit Life Insurance Company

                       Summary of Investments - Other Than
                         Investments in Related Parties
                             (Dollars in thousands)

                                December 31, 2000



SCHEDULE I

                                                                                              AMOUNT AT WHICH
                                                                             MARKET             SHOWN IN THE
                TYPE OF INVESTMENT                       COST (1)            VALUE             BALANCE SHEET
-------------------------------------------------------------------------------------------------------------------
FIXED MATURITIES
Bonds:
   United States Government and government
     agencies and authorities                             $  108,176        $   107,861           $  108,176
   States, municipalities and political
     subdivisions                                             75,008             72,686               75,008
   Foreign governments                                        33,509             33,670               33,509
   Public utilities                                          200,827            196,541              200,827
   All other corporate bonds                               2,935,563          2,827,046            2,935,563
Preferred stock                                               99,754             85,855               99,754
                                                    ---------------------------------------------------------------
Total fixed maturities                                     3,452,837          3,323,659            3,452,837

EQUITY SECURITIES
Common stocks:
   Public utilities                                            4,583              5,188                5,188
   Banks, trust and insurance                                 14,456             17,596               17,596
   Industrial, miscellaneous and all other                    17,983             69,202               69,202
                                                    ---------------------------------------------------------------
Total equity securities                                       37,022             91,986               91,986

Mortgage loans on real estate                              1,696,380                               1,696,380
Real estate acquired in satisfaction of debt                   7,029                                   7,029
Policy loans                                                 165,450                                 165,450
Other long-term investments                                  258,898                                 258,898
Cash and short-term investments                              151,922                                 151,922
                                                    -------------------                   -------------------------
Total investments                                         $5,769,538                              $6,388,605
                                                    ===================                   =========================



(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                     Peoples Benefit Life Insurance Company

                       Supplementary Insurance Information
                             (Dollars in thousands)



SCHEDULE III

                                                        FUTURE POLICY                            POLICY AND
                                                         BENEFITS AND         UNEARNED            CONTRACT
                                                           EXPENSES           PREMIUMS          LIABILITIES
                                                      ----------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000
Individual life                                             $  419,535          $     -             $ 9,117
Individual health                                               13,834            4,566               8,689
Group life and health                                          765,876           14,844              36,675
Annuity                                                      2,491,651                -                   -
                                                      ----------------------------------------------------------
                                                            $3,690,896          $19,410             $54,481
                                                      ==========================================================

YEAR ENDED DECEMBER 31, 1999
Individual life                                             $  361,443          $     -             $10,596
Individual health                                               14,433            4,748               9,306
Group life and health                                          784,352           13,889              41,208
Annuity                                                      2,840,176                -                   -
                                                      ----------------------------------------------------------
                                                            $4,000,404          $18,637             $61,110
                                                      ==========================================================

YEAR ENDED DECEMBER 31, 1998
Individual life                                             $  358,943          $     -             $   972
Individual health                                               16,292            4,963                   7
Group life and health                                          807,174           14,472              59,022
Annuity                                                      3,126,053                -                   -
                                                      ----------------------------------------------------------
                                                            $4,308,462          $19,435             $60,001
                                                      ==========================================================

                          NET             BENEFITS, CLAIMS              OTHER
     PREMIUM          INVESTMENT             LOSSES AND               OPERATING             PREMIUMS
     REVENUE            INCOME*          SETTLEMENT EXPENSES          EXPENSES*             WRITTEN
-----------------------------------------------------------------------------------------------------------

     $   78,226          $ 26,088             $   80,169               $   10,732
         27,129             1,947                 14,606                   10,845            $  26,966
        197,922            58,068                136,277                   57,341              110,341
      1,703,944           320,310              1,355,637                  686,167
--------------------------------------------------------------------------------------
     $2,007,221          $406,413             $1,586,889               $  765,085
======================================================================================


     $   78,742          $ 26,604             $  125,404               $   26,824
         27,394             1,609                 14,863                   16,517            $  26,830
        198,049            60,431                154,795                   54,801              102,430
      1,858,289           362,220                691,614                  947,866
--------------------------------------------------------------------------------------
     $1,662,474          $451,064             $  986,676               $1,046,008
======================================================================================


     $   61,912          $ 27,540             $  111,477               $    7,512
         27,795             1,686                 15,940                   10,096            $  27,394
        209,225            63,847                177,214                   53,010              105,970
      1,584,173           419,029              1,197,342                  711,542
--------------------------------------------------------------------------------------
     $1,883,105          $512,102             $1,501,973               $  782,160
======================================================================================



* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                     Peoples Benefit Life Insurance Company

                                   Reinsurance
                             (Dollars in thousands)



SCHEDULE IV

                                                                    ASSUMED                        PERCENTAGE
                                                   CEDED TO           FROM                          OF AMOUNT
                                    GROSS           OTHER            OTHER             NET           ASSUMED
                                   AMOUNT         COMPANIES        COMPANIES         AMOUNT          TO NET
                               ----------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000
Life insurance in force            $3,472,882       $181,294         $5,868,273     $  9,159,862       64.1%
                               ==================================================================================

Premiums:
   Individual life                 $   65,083       $    485         $   13,628      $    78,226       17.4%
   Individual health                   23,394            623              4,358           27,129       16.1
   Group life and health              113,389         19,115            103,648          197,922       52.4
   Annuity                          1,462,914              -            241,030        1,703,944       14.1
                               ----------------------------------------------------------------------------------
                                   $1,664,780       $ 20,223         $  362,664      $ 2,007,221       18.1%
                               ==================================================================================

YEAR ENDED DECEMBER 31, 1999
Life insurance in force            $3,692,116       $175,355         $5,977,197      $ 9,493,958       63.0%
                               ==================================================================================

Premiums:
   Individual life                 $   63,879       $  1,172         $   16,035      $    78,742       20.4%
   Individual health                   24,308            656              3,742           27,394       13.7
   Group life and health              114,108         14,501             98,442          198,049       49.7
   Annuity                          1,357,214            124              1,199        1,358,289        0.1
                               ----------------------------------------------------------------------------------
                                   $1,559,509       $ 16,453         $  119,418      $ 1,662,474        7.2%
                               ==================================================================================

YEAR ENDED DECEMBER 31, 1998
Life insurance in force            $3,998,620       $149,510         $6,470,764      $10,319,874       62.7%
                               ==================================================================================

Premiums:
   Individual life                 $   47,581       $    390         $   14,721      $    61,912       23.8%
   Individual health                   25,792            604              2,607           27,795        9.4
   Group life and health              119,134          8,701             98,792          209,225       47.2
   Annuity                          1,426,067             11            158,117        1,584,173       10.0
                               ----------------------------------------------------------------------------------
                                   $1,618,574       $  9,706         $  274,237      $ 1,883,105       14.6%
                               ==================================================================================

                                    PART II.
                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

         Peoples Benefit Life Insurance Company ("Peoples Benefit") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Peoples Benefit.

                              RULE 484 UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet
The Prospectus, consisting of 97 pages
The undertaking to file reports
Representation pursuant to Section 26(e)(2)(A)
The Rule 484 undertaking
The signatures

Written consent of the following persons:

         (a)      Roger Hallquist, Actuary
         (b)      John D. Cleavenger, Esq.
         (c)      Sutherland Asbill & Brennan LLP
         (d)      Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

         A.                (1)      Resolution of the Board of Directors of
                                    Peoples Benefit establishing Peoples Benefit
                                    Variable Life Account A. (the Separate
                                    Account") @


                           (2)      Not Applicable (Custody Agreement)


                           (3)      Distribution of Policies

                                    (a) Form of Principal Underwriting Agreement
                                        (1)
                                    (b) Form of Broker-Dealer Supervision and
                                        Sales Agreement (1)


                           (4) Not Applicable (Agreements between Peoples Benefit, the principal underwriter, or custodian other than those set forth above in A. (1), (2), and (3))


                           (5) Specimen Flexible Premium Variable Life Insurance Policy @
                                    (a)     Waiver of Premium Benefit @
                                    (b)     Waiver of Monthly Deduction @
                                    (c)     Level One-Year Term Insurance @
                                    (d)     Additional Insured's Level One-Year
                                            Term Insurance  @
                                    (e)     Accidental Death Benefit @
                                    (f)     Guaranteed Insurability Benefit @
                                    (g)     Children's Benefit @


                           (6)      (a)     Certificate of Incorporation of
                                            Peoples Benefit@
                                    (b)     By-Laws of Peoples Benefit @


                           (7) Not Applicable (Any insurance policy under a contract between the Separate Account and Peoples Benefit)


                           (8)      (a)     Form of Participation Agreement
                                            regarding Janus Aspen Series (1)
                                    (b)     Form of Participation Agreement
                                            regarding AIM Variable Insurance
                                            Funds, Inc. (1)
                                    (c)     Form of Participation Agreement
                                            regarding Oppenheimer Variable
                                            Account Funds (1)
                                    (d)     Form of Participation Agreement
                                            regarding Fidelity Variable
                                            Insurance Products Funds (1)

                           (9) Not Applicable (All other material contracts concerning the Separate Account)

                           (10) Application for Flexible Premium Variable Life Insurance Policy@

                           (11) Memorandum describing issuance, transfer and redemption procedures (1)

2. Opinion of Counsel as to the legality of the securities being registered (1)

3. Not Applicable (Financial statements omitted from the prospectus pursuant to Instruction 1(b) or (c) of Part I

4.       Not Applicable

5.       Consent of Sutherland Asbill & Brennan LLP  (1)

6. Opinion and consent of Roger Hallquist as to actuarial matters pertaining to the securities being registered (1)

7.       Consent of Ernst & Young LLP(1)

8.       Powers of Attorney @

--------------------------------------------------------------------------------

@ Incorporated herein by reference to pre-effective filing to the registration statement on form S-6 (file #333- 52570) filed December 22, 2000.

(1)      Filed herewith.

                                                              SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant, Peoples Benefit Variable Life Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, on this April 16, 2001.

(Seal)                             PEOPLES BENEFIT VARIABLE LIFE ACCOUNT A
                                   (Registrant)

                                   PEOPLES BENEFIT LIFE INSURANCE COMPANY
                                        (Depositor)


/s/John D. Cleavenger              /s/John D. Cleavenger
---------------------------        --------------------------------------------
Craig D. Vermie                    Bart Herbert, Jr.
Vice President, Secretary          President, Chairman of the Board and Director
General Counsel and Director













         [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title                                            Date

/s/John D. Cleavenger                                         4/16/01
---------------------
Bart Herbert, Jr.
President, Chairman of the Board and Director

/s/John D. Cleavenger                                         4/16/01
---------------------
Craig D. Vermie
Vice President, Secretary, General Counsel and Director

/s/John D. Cleavenger                                         4/16/01
---------------------
Treasurer

/s/John D. Cleavenger                                         4/16/01
---------------------
Steven C. Chamberlin
Vice President and Corporate Actuary

/s/John D. Cleavenger                                         4/16/01
---------------------
Brenda K. Clancy
Vice President and Director

/s/John D. Cleavenger                                         4/16/01
---------------------
Kathleen M. Modzelewski
Vice President and Director

/s/John D. Cleavenger                                         4/16/01
---------------------
Larry N. Norman
Executive Vice President and Director

/s/John D. Cleavenger                                         4/16/01
---------------------
David G. Rekoski
Senior Vice President and Director

/s/John D. Cleavenger                                         4/16/01
---------------------
G. Douglas Mangum, Jr.
Senior Vice President and Director

/s/John D. Cleavenger                                         4/16/01
---------------------
Brian A. Smith
Vice President and Director

/s/John D. Cleavenger                                         4/16/01
---------------------
Douglas A. Sarcia
Vice President and Director

                                  EXHIBIT INDEX


1. A.             (3)      Distribution of Policies
                           (a)  Form of Principal Underwriting Agreement
                           (b)  Form of Broker-Dealer Supervision and Sales
                                Agreement

                  (8)      (a)  Form of Participation Agreement regarding Janus
                                Aspen Series
                           (b) Form of Participation Agreement regarding AIM Variable Insurance Funds, Inc.
                           (c)  Form of Participation Agreement regarding
                                Oppenheimer Variable Account Funds
                           (d)  Form of Participation Agreement regarding
                                Fidelity Variable Insurance Products Funds

                  (11) Memorandum describing issuance, transfer and redemption procedures

2. Opinion of counsel as to the legality of the securities being registered

5.       Consent of Sutherland Asbill & Brennan LLP

6. Opinion and consent of Roger Hallquist as to actuarial matters pertaining to the securities being registered

7.       Consent of Ernst & Young LLP